Filed pursuant to General Instruction II.L. of Form F-10
File No. 333-283140

PROSPECTUS SUPPLEMENT

To the Short Form Base Shelf Prospectus Dated November 12, 2024

New Issue	November 12, 2024

CAMECO CORPORATION

Up to US$500,000,000

Common Shares

This prospectus supplement (this “Prospectus Supplement”) of Cameco Corporation (“Cameco”, “us”, “we” or the “Company”), together with the short form base shelf prospectus dated November 12, 2024 (as amended or supplemented, the “Shelf Prospectus”), qualifies the distribution (the “Offering”) of common shares of the Company (“Common Shares”) having an aggregate sale price of up to US$500,000,000 (the “Offered Shares”) (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date Offered Shares are sold). See “Plan of Distribution (Conflicts of Interest)”.

The Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the trading symbol “CCO” and on the New York Stock Exchange (the “NYSE”) under the trading symbol “CCJ”. On November 11, 2024, the last trading day prior to the date of this Prospectus Supplement on each of the TSX and the NYSE, respectively, the closing price of the Common Shares was $72.54 and US$52.08. The TSX has conditionally approved the listing of the Offered Shares subject to the Company fulfilling all of the requirements of the TSX. We have applied to list the Offered Shares for trading on the NYSE, and the listing of such Offered Shares on the NYSE will be subject to our fulfillment of all of the listing requirements of the NYSE.

The Company has entered into an equity distribution agreement dated November 12, 2024 (the “Distribution Agreement”), with TD Securities Inc., CIBC World Markets Inc. and Scotia Capital Inc. (collectively, the “Canadian Agents”), and TD Securities (USA) LLC, CIBC World Markets Corp., and Scotia Capital (USA) Inc. (collectively, the “U.S. Agents” and, together with the Canadian Agents, the “Agents”), pursuant to which the Company may issue and sell from time to time through the Agents, as agents, Offered Shares in each of the provinces and territories of Canada and in the United States of America (the “U.S.” or the “United States”), pursuant to placement notices delivered by the Company to the Agents from time to time in accordance with the terms of the Distribution Agreement. Sales of Offered Shares, if any, under this Prospectus Supplement and the accompanying Shelf Prospectus will be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”), including sales made: (i) in privately negotiated transactions with our consent and, if required, the consent of the TSX and the NYSE; (ii) as block transactions; (iii) by the Agents directly on the TSX, the NYSE or any other trading market for the Offered Shares in Canada or the United States; or (iv) by any other method permitted by law. Subject to the pricing parameters in a placement notice, the Offered Shares will be distributed at the market prices prevailing at the time of the sale. As a result, the prices at which Offered Shares are sold may vary as between purchasers and during the period of any distribution. The Canadian Agents will only sell Offered Shares on marketplaces in Canada and the U.S. Agents will only sell Offered Shares on marketplaces in the United States. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the Offering amount set out above, or none at all. See “Plan of Distribution (Conflicts of Interest)”.

This Offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system (the “MJDS”) adopted by the securities regulatory authorities in Canada and the United States, to prepare this Prospectus Supplement and the Shelf Prospectus in accordance with Canadian disclosure requirements.

Prospective investors should be aware that such requirements are different from those of the United States. The Company’s financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”), and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of U.S. companies. The Offering is being made concurrently in the United States under the terms of the Company’s Registration Statement on Form F-10 (File No. 333-283140) (the “U.S. Registration Statement”) filed with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act.

The Company will pay the Agents compensation for their services as agents in connection with the sale of Offered Shares pursuant to the Distribution Agreement of up to 2% of the gross sales price per Offered Share sold (the “Commission”). The Commission will be paid in the same currency as the sale of the Offered Shares to which such Commission pertains. See “Plan of Distribution (Conflicts of Interest)” for a description of compensation payable to the Agents. The Company will use the net proceeds from the Offering as described in this Prospectus Supplement. See “Use of Proceeds”.

In connection with the sales of the Offered Shares on the Company’s behalf, each of the Agents may be deemed to be an “underwriter” within the meaning of the U.S. Securities Act, and the compensation paid to the Agents may be deemed to be underwriting commissions or discounts. The Company has agreed in the Distribution Agreement to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the U.S. Securities Act and the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) and under Canadian securities laws.

Each of the Agents are affiliates of banks or financial institutions that are members of one or more syndicates of lenders that have made credit facilities or commitments for credit facilities available to the Company. Accordingly, in connection with the Offering and pursuant to applicable securities legislation, we may be considered a “connected issuer” with each of the Agents for the purposes of securities regulations in certain provinces and territories of Canada. See “Plan of Distribution (Conflicts of Interest)” and “Relationship Between the Company and Certain of the Agents”.

No Agent, and no person acting jointly or in concert with an Agent, may, in connection with the Offering, enter into any transaction that is intended to stabilize or maintain the market price of the Offered Shares or securities of the same class as the Offered Shares, including selling an aggregate number or principal amount of securities that would result in the Agent creating an over-allocation position in the Offered Shares.

All dollar amounts in this Prospectus Supplement are in Canadian dollars, unless otherwise indicated. See “Currency and Exchange Rate Information”.

The Company’s articles of incorporation (“Articles”) contain provisions imposing constraints on the issue, transfer and ownership of our voting securities so as to prevent both residents and non-residents of Canada from owning or controlling more than a specified percentage of our Common Shares. See “Risk Factors” in this Prospectus Supplement and “Description of Share Capital – Restrictions on Ownership and Voting” in the Shelf Prospectus.

An investment in the Offered Shares involves significant risks. Investors should carefully read the “Risk Factors” section of this Prospectus Supplement beginning on page S-8, the “Risk Factors” section in the Shelf Prospectus on page 34 and in the documents incorporated by reference herein and therein.

Prospective investors should be aware that the acquisition, holding or disposition of the Offered Shares described herein may have tax consequences in the United States, Canada or elsewhere, depending on each particular investor’s specific circumstances. Such consequences for investors who are resident in, or citizens of, the United States or Canada may not be described fully herein. You should read the tax discussion contained in this Prospectus Supplement and consult your own tax advisor with respect to your own particular circumstances. See “Certain Canadian Federal Income Tax Considerations”, “Certain U.S. Federal Income Tax Considerations” and “Risk Factors”.

THE OFFERED SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE OR CANADIAN SECURITIES REGULATOR NOR HAS THE SEC OR ANY STATE OR CANADIAN SECURITIES REGULATOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The enforcement by investors of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of Canada, that some or all of its officers and directors may be residents of a country other than the United States, that some or all of the Agents or experts named in this Prospectus Supplement may be residents of a country other than the United States, and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States. See “Enforcement of Certain Civil Liabilities”.

One of our directors and one of our experts named in this Prospectus Supplement reside outside of Canada. See “Enforcement of Judgments Against Foreign Persons”.

Cameco’s head office and registered office is located at 2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3.

PROSPECTUS SUPPLEMENT TABLE OF CONTENTS

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

In this Prospectus Supplement, unless otherwise specified or the context otherwise requires, references to “Cameco”, the “Company”, “we”, “us” and “our” refer to Cameco Corporation and/or, as applicable, one or more or all of its subsidiaries. In this Prospectus Supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. References in this Prospectus Supplement to “$”, “C$” and “dollars” are to Canadian dollars and references to “US$” are to U.S. dollars, in each case unless otherwise stated.

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and the method of distribution of the Offered Shares and also adds to and supplements information contained in the Shelf Prospectus and the documents that are incorporated by reference into this Prospectus Supplement and the Shelf Prospectus. The second part is the Shelf Prospectus which provides more general information. This Prospectus Supplement and the Shelf Prospectus are together referred to as the “Prospectus”. Other documents are incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the Shelf Prospectus. See “Documents Incorporated by Reference”.

Cameco filed the Shelf Prospectus with the securities commissions in all provinces and territories of Canada (the “Canadian Qualifying Jurisdictions”) in order to qualify the offering of the securities described in the Shelf Prospectus in accordance with NI 44-102. The Financial and Consumer Affairs Authority of Saskatchewan issued a receipt dated November 12, 2024 in respect of the final Shelf Prospectus as the principal regulatory authority under Multilateral Instrument 11-102 – Passport System, and each of the other commissions in the Canadian Qualifying Jurisdictions is deemed to have issued a receipt under National Policy 11-202 – Process for Prospectus Review in Multiple Jurisdictions.

The Shelf Prospectus also forms part of the U.S. Registration Statement that the Company filed with the SEC under the U.S. Securities Act utilizing the MJDS. The U.S. Registration Statement became effective under the U.S. Securities Act on November 12, 2024 (SEC File No. 333-283140). The U.S. Registration Statement includes the Shelf Prospectus with certain modifications and deletions permitted by Form F-10. This Prospectus Supplement is being filed by the Company with the SEC in accordance with the instructions to Form F-10.

Neither the Company nor any of the Agents has authorized any person to provide readers with information different from that contained in this Prospectus Supplement and the accompanying Shelf Prospectus (or incorporated by reference herein or therein). We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give. If the description of the Offered Shares or any other information varies between this Prospectus Supplement and the accompanying Shelf Prospectus (including the documents incorporated by reference herein and therein), the information in this Prospectus Supplement supersedes the information in the accompanying Shelf Prospectus. The Company is not, and the Agents are not, making an offer in respect of the Offered Shares in any jurisdiction where such offer is not permitted by law.

Readers should not assume that the information contained or incorporated by reference in this Prospectus Supplement or the accompanying Shelf Prospectus is accurate as of any date other than the date of this Prospectus Supplement or the accompanying Shelf Prospectus or the respective dates of the documents incorporated by reference herein or therein, as applicable, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Company may have changed since those dates.

This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering. We do not undertake to update the information contained or incorporated by reference herein or in the Shelf Prospectus, except as required by applicable securities laws. Information contained on, or otherwise accessed through, our website, shall not be deemed to be a part of this Prospectus Supplement, the accompanying Shelf Prospectus or any document incorporated by reference herein or therein and such information is not incorporated by reference herein or therein.

WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar authorities in Canada and with the SEC. Copies of this Prospectus and the documents incorporated herein by reference may be obtained on request without charge from our Corporate Secretary, 2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3 (Telephone (306) 956-6200); Attention: Corporate Secretary.

In addition to the continuous disclosure obligations under the securities laws of the provinces and territories of Canada, we are subject to the reporting requirements of the U.S. Exchange Act, and in accordance with the U.S. Exchange Act, we also file certain reports with and furnish other information to the SEC. Under the MJDS, these reports and other information may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the insider reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act and the rules promulgated thereunder. In addition, we may not be required to publish financial statements as promptly as U.S. companies.

You may read any document we file with the securities commissions and other authorities of the provinces and territories of Canada through SEDAR+ and any document we file with or furnish to the SEC at the SEC’s website at www.sec.gov.

We have filed with the SEC under the U.S. Securities Act the U.S. Registration Statement, which registers the offer and sale of our securities, including the Offered Shares. This Prospectus does not contain all of the information set forth in such U.S. Registration Statement, certain items of which are contained in the exhibits to the U.S. Registration Statement as permitted or required by the rules and regulations of the SEC. Information omitted from this Prospectus but contained in the U.S. Registration Statement is available on the SEC’s website at www.sec.gov.

NOTE REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements in this Prospectus Supplement, the Shelf Prospectus and the information incorporated by reference herein and therein, including certain information about Cameco’s business outlook, objectives, strategies, plans, strategic priorities and results of operations, as well as other statements which are not current statements or historical facts, constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information and statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by them. Sentences and phrases containing words such as “believe”, “estimate”, “anticipate”, “plan”, “will”, “intend”, “predict”, “outlook”, “goal”, “target”, “forecast”, “project”, “scheduled”, “proposed”, “expect”, “potential”, “strategy”, and the negative of any of these words, or variations of them, or comparable terminology that does not relate strictly to current or historical facts, are all indicative of forward-looking information or statements.

Examples of forward-looking information and statements in this Prospectus Supplement include, but are not limited to: the Company’s anticipated offering of Offered Shares under the Offering on the terms and conditions described herein; the aggregate amount of the total proceeds that we may receive pursuant to the Offering and our expectations with respect to the use of such proceeds and estimated expenses of the Offering; our expectations regarding deliveries, production and cash flows; our strategy, including investment in the nuclear fuel value chain; and the Company’s expectations with respect to its treatment as a PFIC (as defined herein) in the current taxable year or future taxable years. In addition to this cautionary statement, with respect to forward-looking statements contained in the documents incorporated by reference in this Prospectus Supplement and the

Shelf Prospectus, prospective purchasers should refer to “Caution about forward-looking information” and “Caution about forward-looking information relating to our CRA tax dispute” in the AIF (as defined herein), “Caution about forward-looking information” in the Annual MD&A (as defined herein), the footnotes on pages 1, 47, 62 and 80 of the Proxy Circular (as defined herein) and “Caution about forward-looking information” in the Q3 MD&A (as defined herein), as well as to the forward-looking information and statements cautionary sections of any documents incorporated by reference in this Prospectus Supplement and the Shelf Prospectus that are filed after the date hereof.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from Cameco’s expectations expressed in or implied by such forward-looking statements and that Cameco’s business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and Cameco cautions you against relying on any of these forward-looking statements. Forward-looking statements are provided in this Prospectus Supplement and the Shelf Prospectus, including the documents incorporated herein and therein by reference, for the purpose of assisting investors and others in understanding Cameco’s objectives, strategic priorities and business outlook, and in obtaining a better understanding of Cameco’s anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Important risk factors that could cause actual results or events to differ materially from those expressed in, or implied by, the forward-looking statements contained in this Prospectus Supplement and the Shelf Prospectus, including the documents incorporated herein and therein by reference, are disclosed in the sections entitled “Risk Factors” herein, “Material risks”, “Material risks that could cause actual results to differ materially” and “Risks that can affect our business” starting on pages 3, 103 and 107 of the AIF, respectively, “Material risks” and “Material risks that could cause actual results to differ materially” starting on pages 4 and 48 of the Annual MD&A, respectively, and “Material risks” starting on page 3 of the Q3 MD&A, as such disclosure shall be updated from time to time in Cameco’s continuous disclosure documents incorporated by reference herein.

Readers are cautioned that the risks referred to above are not the only ones that could affect Cameco. Additional risks and uncertainties not currently known to Cameco or that Cameco currently deems to be immaterial may also have a material adverse effect on Cameco’s financial position, financial performance, cash flows, business operations or reputation.

Forward-looking statements made in this Prospectus Supplement and the Shelf Prospectus, including the documents incorporated herein and therein by reference, are based on a number of assumptions that Cameco believed were reasonable at the time it made each forward-looking statement. Refer in particular, but without limitation, to the sections entitled “Material assumptions” and “Assumptions” starting on pages 4 and 103 of the AIF, respectively, “Material assumptions” and “Assumptions” starting on pages 5 and 48 of the Annual MD&A, respectively, and “Material assumptions” starting on page 4 of the Q3 MD&A for a discussion of certain assumptions that Cameco has made in preparing forward-looking statements included or incorporated by reference in this Prospectus Supplement and the Shelf Prospectus. The foregoing assumptions, although considered reasonable by Cameco on the day it made the forward-looking statements, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking information and statements are not guarantees of future performance. Cameco cannot assure investors that actual results will be consistent with the forward-looking information and statements. Accordingly, investors should not place undue reliance on forward-looking information and statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of this Prospectus Supplement and the Shelf Prospectus, as well as any risk factors disclosed in the documents incorporated by reference herein and therein, as further described above.

The forward-looking information and statements included in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein represent our views as of the date of such documents and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we specifically disclaim any intention or obligation to update forward-looking information and statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable securities laws. Forward-looking information and statements contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein about prospective results of operations, financial position or cash flows that are based upon assumptions about future economic conditions and courses of action are presented for the purpose of assisting our security holders in understanding management’s current views regarding those future outcomes, and may not be appropriate for other purposes.

NOTICE TO U.S. INVESTORS REGARDING MINERAL RESERVES AND RESOURCES

This Prospectus Supplement and the Shelf Prospectus, and the documents incorporated by reference herein and therein, have been prepared in accordance with the requirements of Canadian securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral resource and reserve estimates included in this Prospectus Supplement and the Shelf Prospectus have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (the “CIM Definition Standards”). NI 43-101 is a rule developed by the Canadian securities regulatory authorities which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. As a foreign private issuer that files its Annual Report on Form 40-F with the SEC pursuant to the MJDS, the Company is not required to prepare disclosure on its mineral projects under Regulation S-K 1300 (as defined herein) and instead prepares such disclosure in accordance with NI 43-101 and the CIM Definition Standards.

The SEC has adopted mining disclosure rules under sub-part 1300 of Regulation S-K promulgated under the U.S. Securities Act (“Regulation S-K 1300”). Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards.

Readers are cautioned that despite efforts to harmonize U.S. mining disclosure rules with NI 43-101 and other international requirements, there are differences between the terms and definitions used in Regulation S-K 1300 and mining terms defined in the CIM Definition Standards, which definitions have been adopted by NI 43-101, and there is no assurance that any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under Regulation S-K 1300.

Readers are also cautioned that while the SEC will now recognize mineral resource estimates, readers should not assume that all or any part of the mineralization that the Company may report as “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, readers are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined economically or legally. Therefore, readers are also cautioned not to assume that all or any part of “inferred mineral resources” exist. In accordance with Canadian securities laws, estimates of

“inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

CURRENCY AND EXCHANGE RATE INFORMATION

In this Prospectus Supplement, all references to “$”, “C$” and “dollars” refer to Canadian dollars, unless otherwise stated. References to “US$” in this Prospectus Supplement refer to U.S. dollars.

The following table lists, for each period presented, the high and low exchange rates, the average of the exchange rates during the period indicated, and the exchange rates at the end of the period indicated, of one U.S. dollar in exchange for Canadian dollars, based on the closing exchange rate published by the Bank of Canada for the applicable periods.

	Nine months ended September 30,		Years ended December 31,
	2024	2023	2023	2022	2021
High	1.3858	1.3807	1.3875	1.3856	1.2942
Low	1.3316	1.3128	1.3128	1.2451	1.2040
Average for the Period(1)	1.3604	1.3456	1.3497	1.3013	1.2535
End of Period	1.3499	1.3520	1.3226	1.3544	1.2678

(1)	The average exchange rates are calculated based on the exchange rates on the last business day of each month for the applicable period.

On November 8, 2024, the closing exchange rate for one U.S. dollar, expressed in Canadian dollars, as reported by the Bank of Canada, was US$1.00 = C$1.3913.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the Shelf Prospectus solely for the purposes of the Offering.

Information has been incorporated by reference in this Prospectus from documents filed by us with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada, which have also been filed with, or furnished to, the SEC. Copies of the documents incorporated by reference in this Prospectus may be obtained on request without charge from the Corporate Secretary of Cameco, 2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3 (Telephone (306) 956-6200), and are also available electronically under the profile of the Company at www.sedarplus.ca or in the United States through EDGAR at the website of the SEC at www.sec.gov.

The following documents filed by the Company with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada and filed with or furnished to the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	Annual Information Form of Cameco for the year ended December 31, 2023, dated March 22, 2024 (the “AIF”);

(b)

Audited consolidated financial statements of Cameco (the “Consolidated Financial Statements”) as at and for the years ended December 31, 2023 and 2022, and related notes thereto, together with the related management’s report on internal control over financial reporting, and the reports of the independent registered public accounting firm thereon;

(c)	Management’s discussion and analysis of Cameco in respect of the Consolidated Financial Statements (the “Annual MD&A”);

(d)

Unaudited interim consolidated financial statements of Cameco (the “Unaudited Financial Statements”) as at and for the three- and nine-month periods ended September 30, 2024 and 2023, and related notes thereto;

(e)	Management’s discussion and analysis of Cameco in respect of the Unaudited Financial Statements (the “Q3 MD&A”);

(f)	Management Proxy Circular of Cameco dated April 5, 2024 prepared in connection with the Annual Meeting of Shareholders held on May 9, 2024 (the “Proxy Circular”); and

(g)	Business Acquisition Report of Cameco dated January 19, 2024 with respect to the acquisition of a 49% interest in Westinghouse Electric Company completed on November 7, 2023.

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions, if filed by the Company with a securities commission or similar regulatory authority in Canada after the date of this Prospectus Supplement and prior to the date that all the Offered Shares offered hereby have been sold or the Offering is terminated shall be deemed to be incorporated by reference in this Prospectus. In addition, if the Company disseminates a news release in respect of previously undisclosed information that, in the Company’s determination, constitutes a “material fact” (as such term is defined under applicable Canadian securities laws), the Company will identify such news release as a “designated news release” for the purposes of this Prospectus in writing on the face page of the version of such news release that the Company files on SEDAR+ (each such news release, a “Designated News Release”), and each such Designated News Release shall be deemed to be incorporated by reference into this Prospectus only for the purposes of the Offering.

In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report that we file with or furnish to the SEC pursuant to Section 13(a) or Section 15(d) of the U.S. Exchange Act subsequent to the date of this Prospectus Supplement and prior to the date that all the Offered Shares offered hereby have been sold or the Offering is terminated, that document or information shall be deemed to be incorporated by reference as an exhibit to the U.S. Registration Statement of which this Prospectus Supplement forms a part. Furthermore, we may incorporate by reference into the U.S. Registration Statement of which this Prospectus Supplement forms a part, any report on Form 6-K furnished to the SEC, including the exhibits thereto, if and to the extent provided in such report.

Any statement contained in this Prospectus Supplement, the Shelf Prospectus, or in any document incorporated or deemed to be incorporated by reference herein or therein, shall be deemed to be modified or superseded, for the purposes of this Prospectus, to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

Upon a new annual information form being filed by the Company and, where required, accepted by the applicable Canadian securities regulatory authorities prior to the termination of the Offering, and filed with the SEC, the previous annual information form, any material change reports filed by the Company prior to the end of the financial year of the Company in respect of which the new annual information form is filed, any business acquisition reports filed by the Company for acquisitions completed prior to the commencement of the financial year of the Company in respect of which the new annual information form is filed, and any information circulars filed by the Company prior to the commencement of the financial year of the Company in respect of which the new annual information form is filed (unless otherwise required by applicable Canadian securities legislation to be incorporated by reference into this Prospectus) shall be deemed no longer to be incorporated into this Prospectus for purposes of the Offering. Upon new audited annual financial statements and the accompanying management’s discussion and analysis being filed by the Company with the applicable Canadian securities regulatory authorities, and with the SEC, prior to the termination of the Offering, the previous annual financial statements and accompanying management’s discussion and analysis and the previous interim financial statements and accompanying management’s discussion and analysis most recently filed shall be deemed no longer to be incorporated into this Prospectus for purposes of the Offering. Upon new interim financial statements and accompanying management’s discussion and analysis being filed by the Company with the applicable Canadian securities commissions, and with the SEC, prior to the termination of the Offering, the previous interim financial statements and accompanying management’s discussion and analysis most recently filed prior to such new interim financial statements and accompanying management’s discussion and analysis shall be deemed to no longer be incorporated into this Prospectus for purposes of the Offering. Upon a new management proxy circular in respect of an annual meeting of shareholders being filed by the Company with the applicable Canadian securities regulatory authorities, and filed with or furnished to the SEC, prior to the termination of the Offering, the previously-filed management proxy circular in respect of an annual meeting of shareholders shall be deemed no longer to be incorporated into this Prospectus for purposes of the Offering.

PRESENTATION OF FINANCIAL INFORMATION

The financial statements of Cameco incorporated by reference in this Prospectus are reported in Canadian dollars and have been prepared in accordance with IFRS.

THE COMPANY

Our operations and investments span the nuclear fuel and reactor life cycles, from exploration and mining, to conversion, enrichment and fuel manufacturing, to plant maintenance and new reactor engineering and design. We have controlling ownership of the world’s largest high-grade uranium mineral reserves, as well as significant investments across the nuclear fuel cycle, including ownership interests in Westinghouse Electric Company and Global Laser Enrichment. Our uranium production capacity is among the world’s largest and in 2023, we accounted for 16% of world primary uranium production. We are an integrated uranium fuel supplier, offering refining, conversion and fuel manufacturing services, including control of about 21% of global conversion capacity. Utilities around the world use our products to generate zero-carbon nuclear electricity.

Our Articles contain provisions imposing constraints on the issue, transfer and ownership of our voting securities so as to prevent both residents and non-residents of Canada from owning or controlling more than a specified percentage of our Common Shares. See “Risk Factors” in this Prospectus Supplement and “Description of Share Capital – Restrictions on Ownership and Voting” in the Shelf Prospectus.

Further particulars with respect to the Company’s business operations and ownership restrictions are contained under the headings “Our business”, “Operations, projects and investments” and “Investor information – Share capital – Ownership and voting restrictions” in the AIF and in the other documents incorporated herein by reference.

The Company’s registered and principal office is located at 2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3.

RISK FACTORS

An investment in the Offered Shares involves significant risks. Before purchasing the Offered Shares, prospective investors should carefully consider the risks described below and discussed in the section entitled “Risk Factors” in the Shelf Prospectus, as well as the risks described in the sections entitled “Material risks”, “Material risks that could cause actual results to differ materially” and “Risks that can affect our business” in the AIF, “Material risks” and “Material risks that could cause actual results to differ materially” in the Annual MD&A, and “Material risks” in the Q3 MD&A, which documents are incorporated by reference in this Prospectus Supplement and the Shelf Prospectus in their entirety, together with the other information in this Prospectus Supplement and the Shelf Prospectus and the information and documents incorporated by reference herein and therein. Any of these risks, as well as additional risks not currently known to us or that we currently deem immaterial, may adversely affect our business, financial condition, results of operations, and prospects, resulting in a decline in the trading price of our Common Shares and loss of all or part of your investment.

The market price of the Common Shares has been and may continue to be volatile and an investment in Offered Shares may decline in value.

The market price of our Common Shares could be subject to fluctuations in response to, among other things, the risk factors described herein and other factors beyond the Company’s control. In addition, the stock market has experienced, and is likely to continue to experience, significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of publicly traded companies. This market volatility, as well as general economic, market or political conditions, could affect the market price of our Common Shares, regardless of the Company’s actual operating performance, and the value of the Offered Shares could decline below the price paid for such shares.

Historically, when the market price of a stock has been volatile, shareholders are more likely to institute securities and derivative class action litigation against the issuer of such stock. Any such litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Actual operating results may differ significantly from our projections.

From time to time, we release guidance or disclose projections (including estimates) regarding our future performance, including information set forth in or incorporated by reference into this Prospectus. This data, which consists of forward-looking statements, is prepared by our management and is qualified by, and subject to, a number of assumptions including the factors described under “Note Regarding Forward-Looking Information and Statements” in this Prospectus Supplement and similar and other disclosures in our current and periodic reports filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada and with the SEC. Although projections and guidance may be presented with numerical specificity, they are inherently subject to business, economic and competitive uncertainties and contingencies, many of which are beyond our control and are based upon specific assumptions with respect to future business decisions, some of which will change. Any outcomes we present as ranges are intended to provide a sensitivity analysis as variables are changed but are not intended to represent that actual results could not fall outside of the estimated ranges.

Projections and guidance are necessarily speculative in nature, and it can be expected that some or all of the underlying assumptions will not materialize or will vary significantly from actual results. Accordingly, our projections and guidance are only estimates of what management believes was realizable as of the date the statements were made. Any failure to successfully implement our operating strategy or the occurrence of any of the risks or uncertainties set forth in this Prospectus could result in actual results being different than the projections or guidance, and such differences may be adverse and material.

There is no certainty regarding the net proceeds to the Company under the Offering.

There is no certainty that gross proceeds of US$500,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date Offered Shares are sold) will be raised under the Offering. The Agents have agreed to use their commercially reasonable efforts to sell, on the Company’s behalf, the Offered Shares designated by the Company, but the Company is not required to request the sale of the maximum amount offered or any amount and, if the Company requests a sale, the Agents are not obligated to purchase any Offered Shares that are not sold. As a result of the Offering being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Company, the Company may raise substantially less than the maximum total Offering amount or nothing at all.

The Company’s management will have broad discretion in the uses of the net proceeds from the Offering.

The Company cannot specify with certainty the particular uses of the net proceeds it will receive from the Offering. The Company’s management will have discretion concerning the use of the proceeds of the Offering as well as the timing of their expenditure. Accordingly, an investor in the Common Shares will have to rely upon the judgment of the Company’s management with respect to the use of proceeds, with only limited information concerning management’s specific intentions. The Company’s management may use the net proceeds of the Offering other than as described under the heading “Use of Proceeds” if they believe it would be in the Company’s best interest to do so and may spend a portion or all of the net proceeds from the Offering in ways that the Company’s shareholders might not desire, that might not yield a favorable return and that might not increase the value of a purchaser’s investment. The failure by the Company’s management to apply these funds effectively could have a material adverse effect on the Company’s business results of operations or financial condition. Pending their use, the Company may invest the net proceeds from the Offering in a manner that does not produce income or that loses value.

Future sales (or the perception of future sales) of the Company’s securities by existing shareholders or by the Company could cause the market price of Common Shares to drop significantly, even if its business is doing well.

The Company may issue additional securities to finance future activities outside of the Offering. Sales of a substantial number of Common Shares in the public market by existing shareholders or by the Company could occur at any time. These sales, or the perception in the market that the holders of a large number of Common Shares or securities convertible into Common Shares or that the Company intends to sell Common Shares or securities convertible into Common Shares, could reduce the market price of Common Shares.

Further, the Company cannot predict the size of future issuances of Common Shares or the effect, if any, that future issuances and sales of Common Shares will have on the market price of Common Shares. Sales of a substantial number of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices for Common Shares.

The Offered Shares will be sold in “at-the-market” offerings, and investors who buy Common Shares at different times will likely pay different prices.

Investors who purchase Offered Shares at different times will likely pay different prices, and so may experience different outcomes in their investment results. The Company will have discretion, subject to market demand, to vary the timing, prices, and numbers of Common Shares sold, and there is no minimum or maximum sales price. Investors may experience a decline in the value of their Common Shares as a result of share sales made at prices lower than the prices they paid. Moreover, if the prevailing market price for the Common Shares declines, then the Company will be able to issue more Common Shares under the Offering and investors may suffer greater dilution.

Return on Common Shares is not guaranteed.

There is no guarantee that the Common Shares will earn any positive return in the short term or long term. A holding of Common Shares is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Common Shares is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

Dividends on the Common Shares are not guaranteed, and, consequently, purchasers in the Offering may never receive a return on their investment.

It is the expectation of Cameco’s board of directors (the “Board”) to continue to declare annual cash dividends following the date of this Prospectus Supplement. However, the amount and timing of the payment of any future dividends are not guaranteed and are subject to the discretion of the Board. Any future determination to pay dividends on our securities will be at the discretion of the Board and will be based at such time on our cash flow, financial position, results of operations, strategy and other relevant factors including alignment with the cyclical nature of our earnings and will depend on, among other things, contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that the Board may deem relevant. If dividends do not continue to be declared, our shareholders will not be able to receive regular returns on their Common Shares unless they sell such Common Shares for a price greater than their acquisition price, and such appreciation may never occur.

There are limits on the holdings of Common Shares by residents and non-residents of Canada.

No resident of Canada, alone or together with associates, may hold, beneficially own or control, directly or indirectly, other than by way of security only or for purposes of distribution by an underwriter, voting securities to which are attached more than 25% of the votes that may ordinarily be cast to elect our directors. Similarly, no non-resident of Canada, alone or together with associates, may hold, beneficially own or control, directly or indirectly, other than by way of security only or for purposes of distribution by an underwriter, voting securities to which are attached more than 15% of the votes that may ordinarily be cast to elect our directors. Further, the votes attaching to our securities held, beneficially owned or controlled, directly or indirectly, by all non-residents of Canada together, and cast at any meeting of our shareholders, will be counted and pro-rated collectively to limit the proportion of votes cast by non-residents to no more than 25% of the total number of votes cast by the shareholders at that meeting. We limit the counting of votes cast by non-residents of Canada at our annual shareholder meeting to abide by this restriction, which has resulted in non-residents of Canada receiving less than one vote per share.

Our Articles contain provisions for the enforcement of the restrictions relating to ownership and voting by residents and non-residents of Canada described above, including provisions for suspension of voting rights, forfeiture of dividends and other distributions to shareholders, prohibitions against the issue and transfer of securities, requiring the sale or disposition of Cameco shares, and suspension of all remaining shareholders’ rights.

As a “foreign private issuer”, we are exempt from a number of rules under U.S. securities laws, as well as NYSE rules, and we are permitted to file less information with the SEC than U.S. companies. This may limit the information available to holders of our Common Shares and may make our Common Shares less attractive to investors.

As a “foreign private issuer”, as such term is defined in Rule 405 under the U.S. Securities Act, we are permitted, under the MJDS, to prepare our disclosure documents filed under the U.S. Exchange Act in accordance with Canadian disclosure requirements. Under the U.S. Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws.

In reliance on NYSE rules that permit a foreign private issuer to follow the corporate governance practices of its home country, the Company is permitted to follow certain Canadian corporate governance practices instead of those otherwise required under the corporate governance standards for U.S. domestic issuers, except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the significant differences between the Company’s corporate governance practices and the applicable corporate governance standards applicable to U.S. domestic issuers.

Further, as a foreign private issuer, the Company is exempt from a number of requirements under U.S. securities laws that apply to public companies that are not foreign private issuers. In particular, the Company is exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act.

The Company is exempt from the provisions of Regulation FD, which prohibits the selective disclosure of material non-public information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information. Even though Canadian securities law requirements regarding the disclosure of material and non-public information by public companies are similar to U.S. securities law requirements, these exemptions and leniencies will reduce the frequency and scope of information and protections to which purchasers are entitled as investors. Shareholders should also not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. For example, we are not required under the U.S. Exchange Act to file quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the U.S. Exchange Act would do.

As the Company is a Canadian corporation and most of its directors and officers reside in Canada, it may be difficult for United States shareholders to effect service on the Company to realize on judgments obtained in the United States. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers residing outside of Canada.

The Company is governed by the Canada Business Corporations Act with its principal place of business in Canada. Most of the Company’s directors and officers are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside the United States. Consequently, it may be difficult for investors who reside in the United States to effect service of process in the United States upon the Company or upon such persons who are not residents of the United States, or to realize upon judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. However, investors should not assume that Canadian courts: (i) would enforce judgments of U.S. courts obtained in actions against the Company or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States, or (ii) would enforce, in original actions, liabilities against the Company or such persons predicated upon the U.S. federal securities laws or any such state securities or “blue sky” laws. See “Enforcement of Certain Civil Liabilities”. Similarly, some of the Company’s directors and officers may be residents of countries other than Canada and all or a substantial portion of the assets of such persons may be located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these persons. In addition, it may not be possible for Canadian investors to collect from these persons judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces or territories of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in the United States based solely on violations of Canadian securities laws.

If we are a “passive foreign investment company” for U.S. federal income tax purposes, there could be adverse U.S. federal income tax consequences to U.S. investors.

We believe we were not classified as a passive foreign investment company (a “PFIC”) for the taxable year ending December 31, 2023, and we do not expect to be treated as a PFIC in the current taxable year or future taxable years. The determination of our PFIC status is made annually based on the factual tests described below. Consequently, we cannot provide any assurances regarding our PFIC status for the current or future taxable years or that the Internal Revenue Service (the “IRS”) will agree with our conclusion regarding our PFIC status. Generally, if, for any taxable year, at least 75 percent of our gross income is “passive income” or at least 50 percent of our gross assets during the taxable year (based on the average of the fair market values of the assets determined at the end of each quarterly period) are assets that produce or are held for the production of passive income, we would be characterized as a PFIC for U.S. federal income tax purposes. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions, and gains from assets that produce passive income. However, rents and royalties received from unrelated parties in connection with the active conduct of a trade or business are not considered passive income for purposes of the PFIC test. If we are a PFIC for any taxable year in which a U.S. Holder (as defined in “Certain U.S. Federal Income Tax Considerations”) holds Common Shares, certain adverse United States federal income tax consequences could apply to such U.S. Holder. See “Certain U.S. Federal Income Tax Considerations – Passive Foreign Investment Company Considerations.”

CONSOLIDATED CAPITALIZATION

There have been no material changes in the share capital of the Company, on a consolidated basis, since the date of the unaudited interim consolidated financial statements of the Company as at and for the three- and nine-month periods ended September 30, 2024 and 2023, which are incorporated by reference in this Prospectus Supplement. As a result of the Offering, the shareholders’ equity of the Company will increase by the amount of the net proceeds of the Offering, if any, and the number of issued and outstanding Common Shares will increase by the number of Common Shares distributed under the Offering, if any.

USE OF PROCEEDS

The net proceeds from the Offering are not determinable in light of the nature of the distribution. The net proceeds of any given distribution of Offered Shares through the Agents in an “at-the-market distribution” will represent the gross proceeds after deducting the Commission, the expenses of the distribution and any transaction or filing fees imposed by any governmental, regulatory or self-regulatory organization in connection with the sales. The proceeds the Company receives from sales will depend on the number of Offered Shares actually sold and the offering price of such Offered Shares. There is no minimum amount of funds that must be raised under the Offering.

Any net proceeds from an Offering, are expected to be used to fund development opportunities, future acquisitions, repayment of indebtedness, and/or other general corporate purposes. We may invest funds that we do not immediately require in short-term marketable investment grade securities.

We intend to apply the net proceeds of the Offering, if any, as stated above; however, there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary. Accordingly, our management will have broad discretion with respect to the use of the net proceeds from the sale of the Offered Shares, if any, as well as the timing of their expenditure. See “Risk Factors”.

We may, from time to time, issue securities (including equity securities) other than pursuant to this Prospectus Supplement. See “Risk Factors”.

PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

The Company has entered into the Distribution Agreement with the Agents, as agents, pursuant to which the Company may issue and sell from time to time, through the Agents, Offered Shares having an aggregate sale price of up to US$500,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date Offered Shares are sold) in each of the provinces and territories of Canada and in the United States pursuant to placement notices delivered by the Company to the Agents from time to time in accordance with the terms of the Distribution Agreement. The Offering is being made concurrently in Canada under the terms of this Prospectus Supplement and in the United States under the terms of the Company’s prospectus supplement filed pursuant to General Instruction II.L. of Form F-10 under the U.S. Securities Act, supplementing the U.S. Registration Statement with the SEC under the U.S. Securities Act. Sales of Offered Shares, if any, under this Prospectus Supplement and the accompanying Shelf Prospectus are anticipated to be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102 including sales made: (i) in privately negotiated transactions with our consent and, if required, the consent of the TSX and the NYSE; (ii) as block transactions; (iii) by the Agents directly on the TSX, the NYSE or any other trading market for the Common Shares in Canada or the United States; or (iv) by any method permitted by law. Subject to the pricing parameters in a placement notice, the Offered Shares will be distributed at the market prices prevailing at the time of the sale. As a result, prices at which Offered Shares are sold may vary as between purchasers and during the period of distribution. The Company cannot predict the number of Offered Shares that it may sell under the Distribution Agreement on the TSX, the NYSE or any other trading market for the Common Shares in Canada or the United States or otherwise, or if any Offered Shares will be sold at all.

There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the Offering amount set out above, or none at all. The Canadian Agents will only sell Offered Shares on marketplaces in Canada and the U.S. Agents will only sell Offered Shares on marketplaces in the United States. Sales of Offered Shares may also be made on marketplaces in the United States through affiliates of TD Securities (USA) LLC, and TD Securities (USA) LLC may fulfill its obligations pursuant to the Distribution Agreement through an affiliated broker-dealer.

The Agents will offer the Offered Shares subject to the terms and conditions of the Distribution Agreement from time to time as agreed upon by the Company and the Agents. The Company will designate the maximum amount of Offered Shares to be sold pursuant to any single placement notice to the applicable Agent. The Company will identify in the placement notice which Agent will effect the placement. Subject to the terms and conditions of the Distribution Agreement, the Agents will use their commercially reasonable efforts to sell, on the Company’s behalf, all of the Offered Shares requested to be sold by the Company. The Company may instruct the Agents not to sell Offered Shares if the sales cannot be effected at or above the price designated by the Company in a particular placement notice. Under the Distribution Agreement, no Agent has any obligation to purchase as principal for its own account any Offered Shares that the Company proposes to sell pursuant to any placement notice delivered by the Company to the applicable Agent. If the Company sells the Offered Shares to one or more of the Agents as principal, the Company will enter into a separate agreement with such Agent or Agents and will describe that agreement in a separate prospectus supplement or free writing prospectus.

Either the Company or the Agents may suspend the Offering upon proper notice to the other party. The Company and each Agent with respect to itself has the right, by giving written notice as specified in the Distribution Agreement, to terminate the Distribution Agreement in each party’s sole discretion at any time.

The Company will pay the Agents the Commission for their services in acting as agents in connection with the sale of Offered Shares pursuant to the Distribution Agreement. The amount of the Commission will be up to 2% of the gross sales price per Offered Share sold. The Commission will be paid in the same currency as the sale of the Offered Shares to which such Commission pertains. The sales proceeds remaining after payment of the Commission and after deducting any expenses payable by the Company and any transaction or filing fees imposed by any governmental, regulatory, or self-regulatory organization in connection with the sales, will equal the net proceeds to the Company from the sale of such Offered Shares.

The applicable Agent will provide written confirmation to the Company no later than the opening of the trading day immediately following the trading day on which such Agent has made sales of the Offered Shares under the Distribution Agreement setting forth (i) the number of Offered Shares sold on such day, (ii) the average price of the Offered Shares sold on such day, (iii) the gross proceeds, (iv) the Commission payable by the Company to such Agent with respect to such sales, and (v) the net proceeds payable to the Company.

The Company will disclose the number and average price of the Offered Shares sold under this Prospectus Supplement, as well as the aggregate gross proceeds, aggregate Commission paid or payable and aggregate net proceeds from sales hereunder in the Company’s annual and interim financial statements and related management’s discussion and analysis filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, for any annual and interim period in which sales of Offered Shares occur.

Settlement for sales of Offered Shares will occur, unless the parties agree otherwise, on the first trading day on the applicable exchange following the trading date on which any sales were made in return for payment of the gross proceeds net of the Commission to the Company. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Offered Shares in the United States will be settled through the facilities of The Depository Trust Company or by such other means as the Company and the Agents may agree upon and sales of Offered Shares in Canada will be settled through the facilities of CDS Clearing and Depository Services Inc. or by such other means as the Company and the Agents may agree.

In connection with the sales of the Offered Shares on the Company’s behalf, each of the Agents may be deemed to be an “underwriter” within the meaning of the U.S. Securities Act, and the compensation paid to the Agents may be deemed to be underwriting commissions or discounts. The Company has agreed in the Distribution Agreement to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the U.S. Securities Act and the U.S. Exchange Act and under Canadian securities laws. In addition, the Company has agreed to pay certain reasonable expenses of the Agents in connection with the Offering, pursuant to the terms of the Distribution Agreement. No Agent, and no person acting jointly or in concert with an Agent, may, in connection with the Offering, enter into any transaction that is intended to stabilize or maintain the market price of the Offered Shares or securities of the same class as the Offered Shares, including selling an aggregate number or principal amount of securities that would result in the Agent creating an over-allocation position in the Offered Shares.

As a consequence of their participation in the Offering, the Agents will be entitled to share in the Commission relating to the Offering of the Offered Shares. The Company may have outstanding indebtedness owing to certain of the Agents and lending affiliates of such Agents. While it is not the Company’s current intention, a portion of such indebtedness may be reduced or repaid with the net proceeds of the Offering. See “Use of Proceeds” and “Relationship Between the Company and Certain of the Agents”. As a result, one or more of such Agents or their affiliates may receive more than 5% of the net proceeds from the Offering in the form of the repayment of such indebtedness. Accordingly, the Offering will be conducted in accordance with Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Pursuant to this rule, the appointment of a qualified independent underwriter is not necessary in connection with the Offering, because the conditions of FINRA Rule 5121(a)(1)(B) are satisfied. To comply with FINRA Rule 5121, each of the Agents will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the transaction from the account holder.

The total expenses that the Company incurred related to the commencement of the Offering, excluding the Commission payable to the Agents under the Distribution Agreement, were approximately US$1.4 million.

Pursuant to the Distribution Agreement, the Offering will terminate upon the earlier of (i) December 12, 2026, (ii) the issuance and sale of all of the Offered Shares subject to the Distribution Agreement, and (iii) the termination of the Distribution Agreement as permitted therein.

This summary of certain provisions of the Distribution Agreement does not purport to be a complete statement of its terms and conditions and is subject to, and is qualified in its entirety by reference to, the provisions of the Distribution Agreement. A copy of the Distribution Agreement is filed under the Company’s profile on SEDAR+ and furnished as an exhibit to a Current Report on Form 6-K under the U.S. Exchange Act.

The TSX has conditionally approved the listing of the Offered Shares subject to the Company fulfilling all of the requirements of the TSX. We have applied to list the Offered Shares for trading on the NYSE, and the listing of such Offered Shares on the NYSE will be subject to our fulfillment of all of the listing requirements of the NYSE.

RELATIONSHIP BETWEEN THE COMPANY AND CERTAIN OF THE AGENTS

Each of the Agents are affiliates of banks or financial institutions that are members of one or more syndicates of lenders that have made credit facilities or commitments for credit facilities available to the Company. As a result, the Company may be considered a “connected issuer” to the Agents for purposes of Canadian securities laws. The Company is not in default of its obligations to the lenders under the various facilities and the lenders have not waived any breach of the applicable agreement since it was entered into. As at September 30, 2024, the Company has US$200 million outstanding under its term loan facility and nil drawn under its revolving credit facility. The determination of the terms and conditions of the Offering were made through negotiations among the Agents and the Company without the involvement of the lenders. The Agents will derive no benefit from the Offering other than their fees described under “Plan of Distribution (Conflicts of Interest)”.

Certain of the Agents or their affiliates have in the past provided, and may in the future provide, various investment banking, commercial banking and other financial services for the Company and its affiliates, for which services they have received or may in the future receive customary fees. To the extent required by Regulation M under the U.S. Exchange Act, the Agents will not engage in any market making activities involving the Common Shares while the Offering is ongoing under this Prospectus Supplement.

TRADING PRICE AND VOLUME

The following table sets forth the respective high and low prices and volumes for the Common Shares traded on the TSX and on the NYSE for the preceding 12-month period.

	TSX			NYSE
	High $	Low $	Volume	High US$	Low US$	Volume
2023
November	62.81	54.56	24,623,312	46.09	39.65	98,758,311
December	63.12	56.54	26,030,946	46.95	42.64	96,463,928
2024
January	69.18	55.05	28,731,605	51.22	41.17	118,197,913
February	68.90	53.75	31,022,215	51.33	39.74	116,497,525
March	60.00	52.67	31,615,344	44.47	39.02	85,602,656
April	72.37	59.94	26,464,054	52.64	44.23	102,677,064
May	76.66	64.17	23,075,195	56.24	46.63	81,179,164
June	76.33	66.87	21,117,715	56.08	48.81	54,619,207
July	73.76	60.25	24,972,593	54.21	43.57	70,725,308
August	61.29	50.66	26,195,729	44.45	35.43	100,546,941
September	66.39	48.71	28,098,864	49.28	35.89	91,815,944
October	81.12	64.30	23,456,930	58.72	47.64	108,099,879
November 1 to 11	75.50	69.71	6,845,031	54.48	50.16	30,697,783

PRIOR SALES

The following table summarizes our issuances of Common Shares, and securities convertible into or exchangeable for Common shares, within the 12-month period prior to the date of this Prospectus Supplement.

Date of Issuance	Type of Security	Number of Securities	Issuance / Exercise Price per Security
November 14, 2023	Common Shares (exercise of options)	45,550	$16.38
November 14, 2023	Common Shares (exercise of options)	500	$14.70
November 14, 2023	Common Shares (exercise of options)	1,000	$11.32
November 15, 2023	Common Shares (exercise of options)	8,000	$11.32
November 15, 2023	Common Shares (exercise of options)	5,000	$15.27
November 16, 2023	Common Shares (exercise of options)	10,000	$11.32
November 17, 2023	Common Shares (exercise of options)	11,040	$11.32
November 17, 2023	Common Shares (exercise of options)	7,155	$15.27
November 21, 2023	Common Shares (exercise of options)	25,000	$16.38
November 21, 2023	Common Shares (exercise of options)	3,000	$11.32
November 22, 2023	Common Shares (exercise of options)	25,000	$16.38
November 22, 2023	Common Shares (exercise of options)	1,000	$11.32
November 24, 2023	Common Shares (exercise of options)	20,000	$16.38
December 4, 2023	Common Shares (exercise of options)	22,500	$15.27
December 5, 2023	Common Shares (exercise of options)	56,200	$14.70
December 7, 2023	Common Shares (exercise of options)	27,600	$11.32
December 7, 2023	Common Shares (exercise of options)	17,890	$15.27
December 13, 2023	Common Shares (exercise of options)	23,880	$14.70
March 1, 2024	Common Shares (exercise of options)	30,000	$16.38
April 3, 2024	Common Shares (exercise of options)	34,500	$14.70
April 3, 2024	Common Shares (exercise of options)	50,000	$14.70
April 3, 2024	Common Shares (exercise of options)	50,000	$14.70
April 3, 2024	Common Shares (exercise of options)	50,000	$14.70
April 3, 2024	Common Shares (exercise of options)	17,890	$15.27
April 4, 2024	Common Shares (exercise of options)	67,300	$15.27
April 5, 2024	Common Shares (exercise of options)	50,000	$14.70
April 5, 2024	Common Shares (exercise of options)	50,000	$14.70
April 5, 2024	Common Shares (exercise of options)	5,000	$11.32
April 8, 2024	Common Shares (exercise of options)	50,000	$14.70
May 8, 2024	Common Shares (exercise of options)	7,400	$15.27
May 9, 2024	Common Shares (exercise of options)	52,700	$14.70
May 9, 2024	Common Shares (exercise of options)	50,000	$14.70
May 9, 2024	Common Shares (exercise of options)	104,100	$15.27
May 13, 2024	Common Shares (exercise of options)	50,000	$14.70
May 13, 2024	Common Shares (exercise of options)	50,000	$14.70
May 13, 2024	Common Shares (exercise of options)	9,200	$11.32
May 13, 2024	Common Shares (exercise of options)	17,890	$15.27
May 22, 2024	Common Shares (exercise of options)	33,120	$11.32
May 22, 2024	Common Shares (exercise of options)	40,000	$15.27
May 23, 2024	Common Shares (exercise of options)	10,000	$11.32
May 29, 2024	Common Shares (exercise of options)	4,000	$11.32
May 31, 2024	Common Shares (exercise of options)	20,000	$11.32
June 3, 2024	Common Shares (exercise of options)	30,000	$15.27
June 7, 2024	Common Shares (exercise of options)	25,400	$15.27
June 18, 2024	Common Shares (exercise of options)	11,040	$11.32

Date of Issuance	Type of Security	Number of Securities	Issuance / Exercise Price per Security
June 18, 2024	Common Shares (exercise of options)	7,155	$15.27
June 21, 2024	Common Shares (exercise of options)	28,125	$15.27
September 24, 2024	Common Shares (exercise of options)	3,000	$11.32
September 26, 2024	Common Shares (exercise of options)	1,000	$11.32
October 1, 2024	Common Shares (exercise of options)	1,000	$11.32
October 2, 2024	Common Shares (exercise of options)	1,000	$11.32
October 3, 2024	Common Shares (exercise of options)	1,000	$11.32
October 4, 2024	Common Shares (exercise of options)	500	$11.32
October 4, 2024	Common Shares (exercise of options)	500	$11.32

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”) generally applicable to a holder who acquires Common Shares as beneficial owner pursuant to the Offering who, at all relevant times, for the purposes of the Tax Act, deals at arm’s length with the Company and each of the Agents, is not affiliated with the Company or any of the Agents, and will acquire and hold such Common Shares as capital property (each, a “Holder”), all within the meaning of the Tax Act. The Common Shares will generally be considered to be capital property to a Holder unless the Holder holds the Common Shares in the course of carrying on a business of trading or dealing in securities or has acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to (a) a Holder that is a “financial institution” for purposes of the mark-to-market rules contained in the Tax Act; (b) a Holder an interest in which is or would constitute a “tax shelter investment” as defined in the Tax Act; (c) a Holder that is a “specified financial institution” as defined in the Tax Act; (d) a Holder that is a corporation resident in Canada that is or becomes, or does not deal at arm’s length for the purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the Common Shares, controlled by a non-resident person or group of non- resident persons not dealing with each other at arm’s length, for the purposes of section 212.3 of the Tax Act; (e) a Holder that reports its “Canadian tax results”, as defined in the Tax Act, in a currency other than Canadian currency; (f) a Holder that is exempt from tax under the Tax Act; (g) a Holder that has entered into, or will enter into, a “synthetic disposition arrangement” or a “derivative forward agreement” with respect to the Common Shares as those terms are defined in the Tax Act; or (h) a Holder that receives dividends on Common Shares under or as part of a “dividend rental arrangement” as defined in the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in the Common Shares.

This summary is based upon the current provisions of the Tax Act in force as of the date hereof, any specific proposals to amend the Tax Act (the “Tax Proposals”) that have been published in writing by or on behalf of the Minister of Finance (Canada) prior to the date hereof and our understanding of the current published administrative policies of the Canada Revenue Agency (the “CRA”). This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, or change in administrative policies of the CRA, nor does it take into account other federal or any provincial, territorial or foreign income tax legislation or considerations. No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in the Common Shares. This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or income tax advice to any particular Holder. Holders should consult their own income tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances, including the application and effect of the income and other tax laws of any country, province or other jurisdiction that may be applicable to the Holder.

Currency

For the purposes of the Tax Act, all amounts not otherwise expressed in Canadian dollars must be converted into Canadian dollars based on the daily exchange rate quoted by the Bank of Canada for the applicable day or such other exchange rate that is acceptable to the Minister of National Revenue (Canada).

Residents of Canada

The following portion of this summary is generally applicable to a Holder who, for the purposes of the Tax Act, is resident or deemed to be resident in Canada at all relevant times (each, a “Resident Holder”). Certain Resident Holders whose Common Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election pursuant to subsection 39(4) of the Tax Act to have the Common Shares, and every other “Canadian security” (as defined by the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

Taxation of Dividends

Dividends received or deemed to be received on the Common Shares in the taxation year of a Resident Holder will be included in computing a Resident Holder’s income for the year. In the case of a Resident Holder who is an individual (including certain trusts), dividends (including deemed dividends) received on the Common Shares will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received by an individual from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit in respect of taxable dividends designated by the Company as “eligible dividends” in accordance with the provisions of the Tax Act. There may be limitations on the ability of the Company to designate dividends as “eligible dividends”.

In the case of a Resident Holder that is a corporation, dividends (including deemed dividends) received on the Common Shares will be included in the Resident Holder’s income and will generally be deductible in computing the Resident Holder’s taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received (or deemed to be received) by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” or “subject corporation” (as such terms are defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) under Part IV of the Tax Act on dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the year.

Disposition of Common Shares

A Resident Holder who disposes of, or is deemed to have disposed of, a Common Share (other than on a disposition to the Company, unless purchased by the Company in the open market in the manner in which shares are normally purchased by any member of the public in the open market) will generally realize a capital gain (or a capital loss) in the taxation year of the disposition or deemed disposition equal to the amount by which the proceeds of disposition are greater (or are less) than the aggregate of the adjusted cost base to the Resident Holder of the Common Share immediately before the disposition or deemed disposition and any reasonable costs of disposition.

For the purposes of determining the adjusted cost base to a Resident Holder of each Common Share acquired pursuant to the Offering, the cost of such Common Share will be averaged with the adjusted cost base of all Common Shares (if any) held by the Resident Holder as capital property immediately prior to the acquisition. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Taxation of Capital Gains and Losses”.

Taxation of Capital Gains and Losses

Subject to the Capital Gains Amendments (as defined below), generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income for that taxation year. Currently, one-half of any capital loss realized by a Resident Holder in a taxation year (an “allowable capital loss”) must be deducted against taxable capital gains realized by the Resident Holder in that year, in accordance with the detailed rules of the Tax Act. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent year against net taxable capital gains realized in such years, to the extent and in the circumstances set out in the Tax Act.

Pursuant to Tax Proposals originally released by the Minister of Finance (Canada) on June 10, 2024 and revised on August 12, 2024 and September 23, 2024 (the “Capital Gains Amendments”) to implement proposals first announced in the 2024 Federal Budget, the capital gains inclusion rate applicable for the purposes of determining a Resident Holder’s taxable capital gains and allowable capital losses for a particular taxation year is proposed to increase from one-half to two-thirds for any capital gains or losses realized on or after June 25, 2024. The one-half inclusion rate for capital gains will continue to apply to individuals (other than most types of trusts) up to a maximum of $250,000 of net capital gains realized in any taxation year. The Capital Gains Amendments also include transitional rules that effectively adjust a Resident Holder’s capital gains inclusion rate for the 2024 taxation year to generally include only one-half of net capital gains realized (or deemed to be realized) on or before June 24, 2024. The Capital Gains Amendments are complex and their application to a particular Resident Holder will depend on the Resident Holder’s particular circumstances. Resident Holders should consult their own tax advisors with respect to the Capital Gains Amendments.

A capital loss realized on the disposition or deemed disposition of a Common Share by a Resident Holder that is a corporation may in certain circumstances be reduced by the amount of dividends received or deemed to have been received by the Resident Holder on such share (or on a share for which such share was substituted) to the extent and in the circumstances set out in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares, directly or indirectly, through a partnership or trust. A Resident Holder to which these rules may be relevant is urged to consult its own tax advisor.

A Resident Holder that is throughout the taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) or at any time in the taxation year a “substantive CCPC” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act), which is defined to include an amount in respect of taxable capital gains.

Minimum Tax

Taxable capital gains realized and taxable dividends received (or deemed to be received) by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Revised alternative minimum tax rules were enacted on June 20, 2024, which may increase a Resident Holder’s liability for such tax. Resident Holders who are individuals should consult their own tax advisors in this regard.

Non-Residents of Canada

The following portion of this summary is generally applicable to a Holder who, for purposes of the Tax Act and any applicable income tax treaty or convention and at all relevant times, is not resident or deemed to be resident in Canada (each, a “Non-Resident Holder”). It does not apply to a Non-Resident Holder (i) that uses or holds, or is deemed to use or hold, Common Shares in connection with, or in the course of carrying on, a business in Canada, or (ii) that is an insurer that carries on an insurance business in Canada and elsewhere. Such Non-Resident Holders should consult their own tax advisors.

The following portion of this summary assumes that the Common Shares will not be “taxable Canadian property” (as defined in the Tax Act) to any particular Non-Resident Holder at any time. Generally, the Common Shares will not constitute taxable Canadian property to a Non-Resident Holder at a particular time provided that the shares are listed at that time on a designated stock exchange for purposes of the Tax Act (which includes the TSX and NYSE), unless at any particular time during the 60-month period that ends at that time (i) one or any combination of (a) the Non- Resident Holder, (b) persons with whom the Non-Resident Holder does not deal at arm’s length (for the purposes of the Tax Act), and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of the capital stock of the Company, and (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of: (a) real or immovable properties situated in Canada, (b) “Canadian resource properties”, (c) “timber resource properties”, and (d) options in respect of, or interests in, or for civil law rights in, any of the foregoing property whether or not the property exists, each term as defined in the Tax Act. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Common Shares may be deemed to be taxable Canadian property.

Taxation of Dividends

Dividends paid or credited, or deemed to be paid or credited, to a Non-Resident Holder on the Common Shares will be subject to Canadian withholding tax under the Tax Act at the rate of 25% of the gross amount of the dividend, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax treaty or convention. For example, under the Canada-United States Income Tax Convention (1980) (the “Treaty”), the withholding tax rate on dividends paid or credited, or deemed to be paid or credited, to a Non-Resident Holder who is the beneficial owner of the dividends and who is resident in the United States for purposes of, and is fully entitled to the benefits of, the Treaty, is generally reduced to 15%. Non-Resident Holders should consult their own tax advisors to determine their entitlement to benefits under any applicable income tax treaty or convention based on their particular circumstances.

Disposition of Common Shares

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized by such Non-Resident Holder on a disposition or deemed disposition of Common Shares, unless the Common Shares constitute taxable Canadian property of the Non-Resident Holder at the time of the disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes material United States federal income tax considerations relating to the acquisition, ownership, and disposition of Common Shares by a U.S. Holder (as defined herein) that acquires the

Common Shares and holds them as a capital asset. This discussion is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated or proposed thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof. These tax laws are subject to change, possibly with retroactive effect, and subject to differing interpretations that could affect the tax consequences described herein. This discussion does not address the tax consequences to a U.S. Holder under the laws of any state, local or foreign taxing jurisdiction.

For purposes of this discussion, a “US Holder” is a beneficial owner of Common Shares that, for United States federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•	a domestic corporation (or other entity taxable as a corporation);

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if (1) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all substantial decisions of the trust or (2) a valid election under the Treasury regulations is in effect for the trust to be treated as a United States person.

This discussion does not address all aspects of United States federal income taxation that may be applicable to U.S. Holders in light of their particular circumstances or status (including, for example, banks and other financial institutions, insurance companies, brokers and dealers in securities or currencies, traders in securities that have elected to mark securities to market, regulated investment companies, real estate investment trusts, partnerships or other pass- through entities and arrangements, corporations that accumulate earnings to avoid U.S. federal income tax, tax-exempt organizations, pension plans, persons that own 10 percent of more of our stock by vote or by value, persons that hold Common Shares as part of a straddle, hedge, conversion or other integrated investment, and persons subject to alternative minimum tax or whose “functional currency” is not the U.S. dollar).

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Common Shares, the tax treatment of a person treated as a partner in the partnership for United States federal income tax purposes generally will depend on the status of the partner and the activities of the partnership. Partnerships (and other entities or arrangements so treated for United States federal income tax purposes) and their partners should consult their own tax advisors.

This discussion addresses only U.S. Holders and does not discuss any tax considerations other than United States federal income tax considerations. Prospective investors are urged to consult their own tax advisors regarding the United States federal, state, and local, and foreign tax consequences of the purchase, ownership, and disposition of Common Shares.

Dividends

Under the United States federal income tax laws, and subject to the PFIC rules discussed below, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will be includible in income for a U.S. Holder and subject to United States federal income taxation. Dividends paid to a non-corporate U.S. Holder that constitute qualified dividend income will be taxable at a preferential tax rate applicable to long-term capital gains provided that the U.S. Holder holds the Common Shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. If we are treated as a PFIC, dividends paid to a U.S. Holder will not be treated as qualified dividend income. If we are not treated as a PFIC, dividends we pay with respect to the Common Shares generally will be qualified dividend income, provided that the holding period requirements are satisfied by the U.S. Holder.

A U.S. Holder must include any Canadian tax withheld from the dividend payment in the gross amount of the dividend even though the holder does not in fact receive it. The dividend is taxable to the holder when the holder receives the dividend, actually or constructively. Because we are not a United States corporation, the dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution includible in a U.S. Holder’s income will be the U.S. dollar value of the Canadian dollar payments made, determined at the spot Canadian dollar/US dollar rate on the date the dividend distribution is includible in income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in income to the date the payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Subject to certain limitations, the Canadian tax withheld in accordance with the Treaty and paid over to Canada will be creditable, if the U.S. Holder satisfies certain minimum holding period requirements, or deductible against a U.S. Holder’s United States federal income tax liability. To the extent a refund of the tax withheld is available to a U.S. Holder under Canadian law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against a U.S. Holder’s United States federal income tax liability. Dividends that we distribute generally should constitute “passive category income”, or, in the case of certain U.S. Holders, “general category income” for foreign tax credit limitation purposes. The rules relating to the determination of the foreign tax credit limitation are complex, and U.S. Holders should consult their tax advisor to determine whether and to what extent they will be entitled to a credit for Canadian withholding taxes imposed in respect of any dividend we distribute.

To the extent a distribution with respect to Common Shares exceeds our current or accumulated earnings and profits, as determined under United States federal income tax principles, the distribution will be treated, first, as a tax-free return of the U.S. Holder’s investment, up to the holder’s adjusted tax basis in its Common Shares, and, thereafter, as capital gain, which is subject to the tax treatment described below under “Gain on Sale, Exchange or Other Taxable Disposition.”

Gain on Sale, Exchange or other Taxable Disposition

Subject to the PFIC rules described below under “Passive Foreign Investment Company Considerations”, a U.S. Holder that sells, exchanges or otherwise disposes of Common Shares in a taxable disposition generally will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized and the holder’s tax basis, determined in U.S. dollars, in the Common Shares. Gain or loss recognized on such a sale, exchange or other disposition of Common Shares generally will be long-term capital gain if the U.S. Holder’s holding period in the Common Shares exceeds one year. Long-term capital gains of non-corporate U.S. Holders are generally taxed at preferential rates. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. A U.S. Holder’s ability to deduct capital losses is subject to limitations.

Passive Foreign Investment Company Considerations

We do not believe that we should be treated as, and do not expect to become, a PFIC. Because the determination of our PFIC status is made annually based on the factual tests described below, however, we cannot provide any assurances regarding our PFIC status for the current or future taxable years or that the IRS will agree with our conclusion regarding our PFIC status.

If we were classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules with respect to distributions on, and sales, exchanges and other dispositions of, the Common Shares. We will be treated as a PFIC for any taxable year in which at least 75 percent of our gross income is “passive income” or at least

50 percent of our gross assets during the taxable year (based on the average of the fair market values of the assets determined at the end of each quarterly period) are assets that produce or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions, and gains from assets that produce passive income. However, rents and royalties received from unrelated parties in connection with the active conduct of a trade or business are not considered passive income for purposes of the PFIC test. In determining whether we are a PFIC, a pro rata portion of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest (by value) is taken into account.

Excess Distribution Rules

If we were a PFIC with respect to a U.S. Holder, then unless the holder makes one of the elections described below, a special tax regime would apply to the U.S. Holder with respect to (a) any “excess distribution” (generally, aggregate distributions in any year that are greater than 125% of the average annual distribution received by the holder in the shorter of the three preceding years or the holder’s holding period for the Common Shares) and (b) any gain realized on the sale or other disposition of the Common Shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized rateably over the U.S. Holder’s holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. If we were determined to be a PFIC, this tax treatment for U.S. Holders would apply also to indirect distributions and gains deemed realized by U.S. Holders in respect of stock of any of our subsidiaries determined to be PFICs. In addition, dividend distributions would not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Dividends”.

A U.S. Holder that holds the Common Shares at any time during a taxable year in which we are classified as a PFIC generally will continue to treat such Common Shares as Common Shares in a PFIC, even if we no longer satisfy the income and asset tests described above, unless the U.S. Holder elects to recognize gain, which will be taxed under the excess distribution rules as if such Common Shares had been sold on the last day of the last taxable year for which we were a PFIC.

Certain elections by a U.S. Holder would alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment of the Common Shares, as described below.

QEF Election

If we were a PFIC, the rules above would not apply to a U.S. Holder that makes an election to treat Common Shares as stock of a “qualified electing fund” or QEF. A U.S. Holder that makes a QEF election is required to include in income its pro rata share of our ordinary earnings and net capital gain as ordinary income and long-term capital gain, respectively, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. A U.S. Holder makes a QEF election generally by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return for the year beginning with which the QEF election is to be effective (taking into account any extensions). A QEF election can be revoked only with the consent of the IRS. In order for a U.S. Holder to make a valid QEF election, we must annually provide or make available to the holder certain information. We do not intend to provide to U.S. Holders the information required to make a valid QEF election and we currently make no undertaking to provide such information.

Mark-to-Market Election

If we were a PFIC, the rules above also would not apply to a U.S. Holder that makes a “mark-to-market” election with respect to the Common Shares, but this election will be available with respect to the Common Shares only if they meet certain minimum trading requirements to be considered “marketable stock” for purposes of the PFIC rules. In addition, a mark-to-market election generally could not be made with respect to the stock of any of our subsidiaries unless that stock were itself marketable stock, and the election may therefore be of limited benefit to a U.S. Holder that wants to avoid the excess distribution rules described above. Shares will be marketable stock if they are regularly traded on a national securities exchange that is registered with the SEC or on a non-US exchange or market that meets certain requirements under the Treasury regulations. Shares generally will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded.

A U.S. Holder that makes a valid mark-to-market election for the first tax year in which the holder holds (or is deemed to hold) Common Shares and for which we are a PFIC will be required to include each year an amount equal to the excess, if any, of the fair market value of such Common Shares the holder owns as of the close of the taxable year over the holder’s adjusted tax basis in such Common Shares. The U.S. Holder will be entitled to a deduction for the excess, if any, of the holder’s adjusted tax basis in the Common Shares over the fair market value of such Common Shares as of the close of the taxable year, but only to the extent of any net mark-to-market gains with respect to such Common Shares included by the U.S. Holder under the election for prior taxable years. The U.S. Holder’s basis in such Common Shares will be adjusted to reflect the amounts included or deducted pursuant to the election. Amounts included in income pursuant to a mark-to-market election, as well as gain on the sale, exchange or other taxable disposition of such Common Shares, will be treated as ordinary income. The deductible portion of any mark-to-market loss, as well as loss on a sale, exchange or other disposition of Common Shares to the extent that the amount of such loss does not exceed net mark-to-market gains previously included in income, will be treated as ordinary loss.

The mark-to-market election applies to the taxable year for which the election is made and all subsequent taxable years, unless the Common Shares cease to be treated as marketable stock for purposes of the PFIC rules or the IRS consents to its revocation. The excess distribution rules described above generally will not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. However, if we were a PFIC for any year in which the U.S. Holder owns the Common Shares but before a mark-to-market election is made, the interest charge rules described above would apply to any mark-to-market gain recognized in the year the election is made.

PFIC Reporting Obligations

A U.S. Holder of PFIC Common Shares must generally file an annual information return on IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

US Holders are urged to consult their tax advisors as to our status as a PFIC, and the tax consequences to them if we were a PFIC, including the reporting requirements and the desirability of making, and the availability of, a QEF election or a mark-to-market election with respect to the Common Shares.

Medicare Tax

Non-corporate U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of Common Shares. A United States person that is an individual, estate or trust is encouraged to consult its tax advisors regarding the applicability of this Medicare tax to its income and gains in respect of any investment in Common Shares.

Information Reporting with Respect to Foreign Financial Assets

Individual U.S. Holders may be subject to certain reporting obligations on IRS Form 8938 (Statement of Specified Foreign Financial Asset) with respect to the Common Shares for any taxable year during which the U.S. Holder’s aggregate value of these and certain other “specified foreign financial assets” exceed a threshold amount that varies with the filing status of the individual. This reporting obligation also applies to domestic entities formed or availed of to hold, directly or indirectly, specified foreign financial assets, including the Common Shares. Significant penalties can apply if U.S. Holders are required to make this disclosure and fail to do so.

US Holders who acquire Common Shares for cash may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) with the IRS and to supply certain additional information to the IRS if (i) immediately after the transfer, the U.S. Holder owns directly or indirectly (or by attribution) at least 10% of our total voting power or value or (ii) the amount of cash transferred to U.S. Holders in exchange for Common Shares, when aggregated with all related transfers under applicable regulations, exceeds US$100,000. Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement.

Information Reporting and Backup Withholding

In general, information reporting, on IRS Form 1099, will apply to dividends in respect of Common Shares and the proceeds from the sale, exchange or redemption of Common Shares that are paid to a holder of Common Shares within the United States (and in certain cases, outside the United States), unless such holder is an exempt recipient such as a corporation. Backup withholding (currently at a 24% rate) may apply to such payments if a holder of Common Shares fails to provide a taxpayer identification number (generally on an IRS Form W-9) or certification of other exempt status or fails to report in full dividend and interest income.

Backup withholding is not an additional tax. A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed the U.S. Holder’s income tax liability by filing a refund claim with the IRS.

LEGAL MATTERS

Certain legal matters relating to the Offering will be passed upon on behalf of the Company by McCarthy Tétrault LLP with respect to Canadian legal matters and Covington & Burling LLP with respect to U.S. legal matters, and on behalf of the Agents by Borden Ladner Gervais LLP with respect to Canadian legal matters and Skadden, Arps, Slate, Meagher & Flom LLP with respect to U.S. legal matters. At the date hereof, the partners and associates of McCarthy Tétrault LLP, as a group, and the partners and associates of Borden Ladner Gervais LLP, as a group, each beneficially own, directly or indirectly, less than one per cent of any outstanding securities of the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Cameco are KPMG LLP, River Centre, 500, 475 – 2nd Avenue South, Saskatoon, Saskatchewan S7K 1P4. KPMG LLP has confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

The transfer agent and registrar for the Common Shares is TSX Trust Company in Canada at its principal office in Toronto, Ontario and Equiniti Trust Company, LLC in the U.S. at its principal office in Ridgefield Park, New Jersey.

ENFORCEMENT OF CERTAIN CIVIL LIABILITIES

The Company is incorporated under the laws of Canada and its principal place of business is in Canada. Most of the Company’s directors and officers, and some of the experts named in this Prospectus Supplement, are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside the United States. The Company has appointed an agent for service of process in the United States but it may be difficult for U.S. investors to effect service within the United States upon the Company or those directors, officers and experts who are not residents of the United States. Investors should not assume that a Canadian court would enforce a judgment of a U.S. court obtained in an action against the Company or such other persons predicated on the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against the Company or such persons predicated on the U.S. federal securities laws or any such state securities or “blue sky” laws. The Company’s Canadian counsel has advised the Company that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of the U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. The Company cannot provide assurance that this will be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

The Company filed with the SEC, concurrently with the U.S. Registration Statement on Form F-10 of which this Prospectus Supplement forms a part, an Appointment of Agent for Service of Process on Form F-X. Under the Form F-X, the Company appointed Cristina Giffin, Power Resources, Inc., Smith Ranch-Highland Operation, 762 Ross Road, Douglas, Wyoming, USA, 82633 as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a U.S. court arising out of or relating to or concerning this Offering.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS

Kathryn (Kate) Jackson, a director of the Company, and Sergey Ivanov, P. Geo., a “qualified person” within the meaning of NI 43-101, each reside outside of Canada, and each has appointed Cameco Corporation, 2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3, as their agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed or furnished with the SEC as part of the U.S. Registration Statement of which this Prospectus Supplement forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from our directors or officers, as applicable; (iii) the consent of KPMG LLP; and (iv) the consents of technical experts.

ELIGIBILITY FOR INVESTMENT

In the opinion of McCarthy Tétrault LLP, counsel to the Company, and Borden Ladner Gervais LLP, counsel to the Agents, based on the current provisions of the Tax Act in force as of the date hereof, provided that the Common Shares offered hereby are listed on a designated stock exchange (which currently includes the TSX and the NYSE) or the Company is a “public corporation” for the purposes of the Tax Act, the Common Shares, if issued on the date hereof, would be, on such date, qualified investments under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF”), a registered education savings plan (“RESP”), a registered disability savings plan (“RDSP”), a deferred profit sharing plan, a tax free savings account (“TFSA”), or a first home savings account (“FHSA”).

Notwithstanding that the Common Shares may be qualified investments for a trust governed by an RRSP, RRIF, RESP, TFSA, RDSP or FHSA, the annuitant under an RRSP or RRIF, a subscriber of an RESP, or the holder of a TFSA, an RDSP or an FHSA, as the case may be, may be subject to a penalty tax if such Common Shares are “prohibited investments” for the RRSP, RRIF, RESP, TFSA, RDSP or FHSA within the meaning of the Tax Act. The Common Shares will generally not be a “prohibited investment” provided that the annuitant under the RRSP or RRIF, or a subscriber of the RESP, or the holder of the TFSA, the RDSP or the FHSA, as the case may be, deals at arm’s length with the Company for purposes of the Tax Act and does not have a “significant interest” (as defined in the Tax Act) in the Company. In addition, Common Shares will not be a prohibited investment if such Common Shares are “excluded property” as defined in the Tax Act for a trust governed by an RRSP, RRIF, RESP, TFSA, RDSP or FHSA.

Prospective investors who intend to hold Common Shares in their RDSP, RESP, RRIF, RRSP, TFSA or FHSA are urged to consult their own tax advisors concerning whether the Common Shares would constitute prohibited investments in their particular circumstances.

STATUTORY EXEMPTIONS

Pursuant to a decision of the Autorité des marchés financiers dated November 11, 2024, the Company was granted a permanent exemption from the requirement to translate into French this Prospectus Supplement, as well as the documents incorporated by reference into this Prospectus Supplement or in the Shelf Prospectus, in relation to any future “at-the-market” distribution. This exemption was granted on the condition that this Prospectus Supplement, together with all documents incorporated by reference therein, be translated into French if the Company offers securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market” distribution.

This short form base shelf prospectus has been filed under legislation in each of the provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. Unless an exemption from the prospectus delivery requirements is available, the legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities. This short form base shelf prospectus has been filed in reliance on an exemption from the preliminary base shelf prospectus requirement for a well-known seasoned issuer.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Cameco Corporation at 2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3 (Telephone (306) 956-6200), and are also available electronically at www.sedarplus.ca.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	November 12, 2024

CAMECO CORPORATION

US$2,000,000,000

COMMON SHARES

FIRST PREFERRED SHARES

SECOND PREFERRED SHARES

DEBT SECURITIES

WARRANTS

SUBSCRIPTION RECEIPTS

UNITS

Cameco Corporation (“Cameco”, “us”, “we” or the “Company”) may from time to time offer common shares of the Company (“Common Shares”), first preferred shares of the Company (“First Preferred Shares”), second preferred shares of the Company (“Second Preferred Shares”), debt securities (“Debt Securities”, which may include Debt Securities convertible into or exchangeable for Common Shares), warrants to purchase Common Shares, First Preferred Shares, Second Preferred Shares or Debt Securities (collectively, “Warrants”), subscription receipts to purchase any of the foregoing securities (“Subscription Receipts”) or units (“Units”) comprised of one or more of the other securities described in this short form prospectus (the “Prospectus”) (all of the foregoing collectively, the “Securities”) or any combination thereof for an aggregate offering price of up to US$2,000,000,000 (or its equivalent in one or more foreign currencies or currency units) during the 25-month period that this Prospectus, including any amendments hereto, remains effective (this “Offering”). Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more prospectus supplements (each, a “Prospectus Supplement”). In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or a subsidiary of the Company. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

This Offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system (the “MJDS”) adopted by the securities regulatory authorities in Canada and the United States of America (the “U.S.”), to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the U.S. The financial statements included or incorporated by reference herein have been prepared in accordance with

International Financial Reporting Standards, as issued by the International Accounting Standards Board, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of U.S. companies.

Prospective investors should be aware that the acquisition of the Securities described herein may have tax consequences both in the U.S. and Canada. This Prospectus or any applicable Prospectus Supplement may not describe these tax consequences fully. Prospective investors should read the tax discussion in any applicable Prospectus Supplement and consult their own tax advisors prior to deciding to purchase any of the Securities.

The enforcement by investors of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of Canada, that some or all of its officers and directors may be residents of a country other than the U.S., that some or all of the underwriters or experts named in this Prospectus and/or in a Prospectus Supplement may be residents of a country other than the U.S., and that all or a substantial portion of the assets of the Company and said persons may be located outside the U.S.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE OR CANADIAN SECURITIES REGULATOR NOR HAS THE SEC OR ANY STATE OR CANADIAN SECURITIES REGULATOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The specific terms of any offering of Securities will be set forth in the applicable Prospectus Supplement including, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price, whether the Common Shares are being offered for cash or other consideration, and any other terms specific to the Common Shares being offered; (ii) in the case of First Preferred Shares and Second Preferred Shares, the designation of the particular class and, if applicable, series, the number of First Preferred Shares or Second Preferred Shares offered, the offering price, whether the First Preferred Shares or Second Preferred Shares are being offered for cash, the dividend rate, if any, any terms for redemption or retraction and any other terms specific to the First Preferred Shares or Second Preferred Shares being offered; (iii) in the case of Debt Securities, the specific designation, the aggregate principal amount or any limit on such amount, the currency or currency unit, the maturity, the offering price, whether the Debt Security will bear interest, the interest rate or method of determining the interest rate, the authorized denominations, any terms of redemption or retraction, whether the Debt Securities are being offered for cash, the covenants, the events of default, any conversion or exchange rights, the initial offering price (or the manner of determination thereof if offered on a non-fixed price basis), any terms for subordination of the Debt Securities to other indebtedness, whether the Debt Securities will be secured by any of the Company’s assets or guaranteed by any other person and any other terms specific to the Debt Securities being offered; (iv) in the case of Warrants, the offering price, whether the Warrants are being offered for cash, the designation, the number and the terms of the Common Shares, First Preferred Shares, Second Preferred Shares or Debt Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price and other exercise terms, the dates and periods of exercise, the currency in which the Warrants are issued and any other terms specific to the Warrants being offered; (v) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, whether the Subscription Receipts are being offered for cash, the procedures for the exchange of the Subscription Receipts for Common Shares, First Preferred Shares, Second Preferred Shares, Debt Securities or Warrants, as the case may be, and any other terms specific to the Subscription Receipts being offered; and (vi) in the case of Units, the designation and terms of the Units and of the Securities comprising the Units and any other terms specific to the Units being offered. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities. You should read this Prospectus and any applicable Prospectus Supplement before you invest in any Securities.

This Prospectus does not qualify the issuance of Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items, other than as required to provide for an interest rate that is adjusted for inflation. For greater certainty, this Prospectus may qualify the issuance of Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or a bankers’ acceptance rate, or to recognized market benchmark interest rates.

As of the date hereof, the Company has determined that it qualifies as a “well-known seasoned issuer”, as such term is defined under the WKSI Blanket Orders (as defined herein). See “Well-Known Seasoned Issuer”. All shelf information permitted under applicable securities legislation, including as permitted under the WKSI Blanket Orders, to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, unless an exemption from the prospectus delivery requirements is available. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of such Prospectus Supplement and only for the purposes of the distribution of the Securities covered by that Prospectus Supplement.

The outstanding Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “CCO” and on the New York Stock Exchange (the “NYSE”) under the symbol “CCJ”. On November 11, 2024, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares was $72.54 on the TSX and US$52.08 on the NYSE. Unless otherwise specified in the applicable Prospectus Supplement, the Securities (other than the Common Shares) will not be listed on any securities exchange and there is no market through which the First Preferred Shares, Second Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units may be sold and purchasers may not be able to resell First Preferred Shares, Second Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units purchased under this Prospectus and the applicable Prospectus Supplement. This may affect the pricing of the First Preferred Shares, Second Preferred Shares, Debt Securities, Warrants, Subscription Receipts and Units in the secondary market, the transparency and availability of trading prices, the liquidity of the First Preferred Shares, Second Preferred Shares, Debt Securities, Warrants, Subscription Receipts and Units, and the extent of issuer regulation.

An investment in the Securities involves risks. Prospective investors in the Securities should carefully read and consider the information contained in, or incorporated by reference in, this Prospectus and the applicable Prospectus Supplement, as such disclosure shall be updated from time to time in the Company’s continuous disclosure documents incorporated by reference herein. See “Risk Factors”.

This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell the Securities in those jurisdictions. The Company may offer and sell Securities to or through underwriters, dealers or remarketing firms purchasing as principals, directly to one or more purchasers or through agents. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer, remarketing firm or agent, as the case may be, engaged in connection with the offering and sale of Securities, and will set forth the terms of the offering of such Securities, including the method of distribution of such Securities, the proceeds to the Company, any fees, discounts or other compensation payable to underwriters, dealers, remarketing firms or agents, and any other material terms of the plan of distribution. See “Plan of Distribution”.

This Prospectus may qualify an “at-the-market distribution”. The Securities may be offered and sold pursuant to this Prospectus through underwriters, dealers, directly or through agents designated from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the

Securities may be offered at market prices prevailing at the time of sale (including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions), at prices determined by reference to the prevailing market prices or at negotiated prices. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution.

In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities and other than an “at-the-market distribution” (as defined under applicable Canadian securities legislation), the underwriters, dealers or agents may over-allot or effect transactions intended to maintain or stabilize the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. No underwriter, dealer or agent involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter, dealer or agent, and no person or company acting jointly or in concert with such underwriter, dealer or agent may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities distributed or Securities of the same class as the Securities distributed under the applicable Prospectus Supplement, including selling an aggregate number or principal amount of securities that would result in the underwriter, dealer or agent creating an over-allocation position in the Securities distributed.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

Cameco’s head office and registered office is located at 2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3.

See “Purchasers’ Statutory and Contractual Rights” for information about the right to withdraw or rescind from an agreement to purchase Securities.

One of our directors and one of the experts named in this Prospectus reside outside of Canada. See “Agent for Service of Process in Canada”.

ABOUT THIS PROSPECTUS

In this Prospectus and in any Prospectus Supplement, unless otherwise specified or the context otherwise requires, references to “Cameco”, the “Company”, “we”, “us” and “our” refer to Cameco Corporation and/or, as applicable, one or more or all of its subsidiaries. In this Prospectus and in any Prospectus Supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. References in this Prospectus and in any Prospectus Supplement to “$” and “dollars” are to Canadian dollars and references to “US$” are to United States dollars, in each case unless otherwise stated.

Each time the Company sells Securities under this Prospectus, we will prepare a Prospectus Supplement containing the specific terms of the offering of such Securities. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before investing in any Securities, you should read both this Prospectus and any applicable Prospectus Supplement together with additional information described below and in any applicable Prospectus Supplement under “Documents Incorporated by Reference”.

We have not authorized anyone to provide you with different or additional information from that contained or incorporated by reference in this Prospectus or any applicable Prospectus Supplement. We are not making an offer of the Securities in any jurisdiction where the offer is not permitted by law. You should bear in mind that although the information contained in, or incorporated by reference in, this Prospectus or any applicable Prospectus Supplement is intended to be accurate as of the date hereof or thereof or the date of such documents incorporated by reference, as applicable, such information may be amended, supplemented or updated by the subsequent filing of additional documents deemed by law to be or otherwise incorporated by reference into this Prospectus or any applicable Prospectus Supplement and by any subsequently filed amendments. Neither the delivery of this Prospectus or any Prospectus Supplement, nor any sale made hereunder and thereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date hereof or thereof or that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to the date of such information.

WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar authorities in Canada and with the SEC. Copies of this Prospectus and the documents incorporated herein by reference may be obtained on request without charge from our Corporate Secretary, 2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3 (Telephone (306) 956-6200); Attention: Corporate Secretary.

In addition to the continuous disclosure obligations under the securities laws of the provinces and territories of Canada, we are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and in accordance with the U.S. Exchange Act, we also file certain reports with and furnish other information to the SEC. Under the MJDS adopted by the U.S. and Canada, these reports and other information may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the U.S. As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the insider reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, we may not be required to publish financial statements as promptly as U.S. companies.

You may read any document we file with the securities commissions and other authorities of the provinces and territories of Canada through SEDAR+ and any document we file with or furnish to the SEC at the SEC’s website at www.sec.gov.

We are filing with the SEC under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), a Registration Statement on Form F-10 relating to the Securities being offered hereunder and of which this Prospectus forms a part. This Prospectus does not contain all of the information set forth in such registration statement, certain items of which are contained in the exhibits to the registration statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this Prospectus but contained in the registration statement will be available on the SEC’s website at www.sec.gov.

NOTE REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements in this Prospectus (and any Prospectus Supplement), including the information incorporated by reference herein, and including certain information about Cameco’s business outlook, objectives, strategies, plans, strategic priorities and results of operations, as well as other statements which are not current statements or historical facts, constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information and statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by them. Sentences and phrases containing words such as “believe”, “estimate”, “anticipate”, “plan”, “will”, “intend”, “predict”, “outlook”, “goal”, “target”, “forecast”, “project”, “scheduled”, “proposed”, “expect”, “potential”, “strategy”, and the negative of any of these words, or variations of them, or comparable terminology that does not relate strictly to current or historical facts, are all indicative of forward-looking information or statements.

Examples of forward looking information in this Prospectus include, but are not limited to:

•	future plans and expectations for the Inkai property, including the production plan, the LOM Plan (as defined herein) and 2024 production volume;

•	estimates of operating and capital costs and expenditures and mine life for the Inkai property;

•	estimated decommissioning and reclamation costs for the Inkai property;

•	the mineral reserve and resource estimates for the Inkai property;

•	estimates of metallurgical recovery and other production parameters for the Inkai property; and

•	production estimates at the Inkai operations.

In addition to this cautionary statement, with respect to forward-looking statements contained in the documents incorporated by reference in this Prospectus, prospective purchasers should refer to “Caution about forward-looking information” and “Caution about forward-looking information relating to our CRA tax dispute” in the AIF (as defined herein), “Caution about forward-looking information” in the Annual MD&A (as defined herein), the footnotes on pages 1, 47, 62 and 80 of the Proxy Circular (as defined herein) and “Caution about forward-looking information” in the Q3 MD&A (as defined herein), as well as to the forward-looking information and statements cautionary sections of any documents incorporated by reference in this Prospectus that are filed after the date hereof.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from Cameco’s expectations expressed in or implied by such forward-looking statements and that Cameco’s business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and Cameco cautions you against relying on any of these forward-looking statements. Forward-looking statements are provided in this Prospectus, including the documents incorporated herein by reference, for the purpose of assisting investors and others in understanding Cameco’s objectives, strategic priorities and business outlook, and in obtaining a better understanding of Cameco’s anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Important risk factors that could cause actual results or events to differ materially from those expressed in, or implied by, the forward-looking statements contained in this Prospectus, including the documents incorporated herein by reference, are disclosed in the sections entitled “Risk Factors” herein, “Material risks”, “Material risks that could cause actual results to differ materially” and “Risks that can affect our business” starting on pages 3, 103 and 107 of the AIF, respectively, “Material risks” and “Material risks that could cause actual results to differ materially” starting on pages 4 and 48 of the Annual MD&A, respectively, and “Material risks” starting on page 3 of the Q3 MD&A, as such disclosure shall be updated from time to time in Cameco’s continuous disclosure documents incorporated by reference herein.

Examples of material risks that could cause actual results or events to differ materially from those expressed in, or implied by, the forward-looking statements contained in this Prospectus include, but are not limited to:

•

actual sales volumes or market prices for any of our products or services are lower than we expect, or cost of sales is higher than we expect, for any reason, including changes in market prices, loss of market share to a competitor, trade restrictions, geopolitical issues or the impact of a pandemic

•	we are adversely affected by changes in currency exchange rates, royalty rates, tax rates or inflation;

•	the production costs are higher than planned, or necessary supplies are not available or not available on commercially reasonable terms;

•	the strategies may change, be unsuccessful or have unanticipated consequences, or we may not be able to achieve anticipated operational flexibility and efficiency;

•	changing views of governments regarding the pursuit of carbon reduction strategies or our view may prove to be inaccurate on the role of nuclear power in pursuit of those strategies;

•

the estimates and forecasts prove to be inaccurate, including production, purchases, deliveries, cash flow, revenue, costs, decommissioning, reclamation expenses, or receipt of future dividends from JV Inkai (as defined herein);

•	we or JV Inkai are unable to enforce our legal rights under our existing agreements, permits or licences;

•	JV Inkai’s development, mining or production plans are delayed or do not succeed for any reason or JV Inkai is unable to transport and deliver its production;

•	the mineral reserve and resource estimates are not reliable, or there are unexpected or challenging geological, hydrological or mining conditions;

•	JV Inkai is affected by environmental, safety and regulatory risks;

•	JV Inkai is adversely affected by subsurface contamination from current or legacy operations;

•	necessary permits or approvals from government authorities cannot be obtained or maintained for JV Inkai;

•	we are affected by political risks, including any potential future unrest in Kazakhstan;

•

JV Inkai is affected by terrorism, sabotage, blockades, civil unrest, social or political activism, outbreak of illness (such as a pandemic), accident or a deterioration in political support for, or demand for, nuclear energy;

•	a major accident at a nuclear power plant;

•

we are impacted by changes in the regulation or public perception of the safety of nuclear power plants, which adversely affect the construction of new plants, the re-licensing of existing plants, and the demand for uranium; and

•	government laws, regulations, policies, or decisions that adversely affect us, including tax and trade laws and sanctions on nuclear fuel imports.

Readers are cautioned that the risks referred to above are not the only ones that could affect Cameco. Additional risks and uncertainties not currently known to Cameco or that Cameco currently deems to be immaterial may also have a material adverse effect on Cameco’s financial position, financial performance, cash flows, business or reputation.

Forward-looking statements made in this Prospectus, including the documents incorporated herein by reference, are based on a number of assumptions that Cameco believed were reasonable at the time it made each forward-looking statement. Refer in particular, but without limitation, to the sections entitled “Material assumptions” and “Assumptions” starting on pages 4 and 103 of the AIF, respectively, “Material assumptions” and “Assumptions” starting on pages 5 and 48 of the Annual MD&A, respectively, and “Material assumptions” starting on page 4 of the Q3 MD&A for a discussion of certain assumptions that Cameco has made in preparing forward-looking statements included or incorporated by reference in this Prospectus.

Examples of material assumptions applicable to the forward-looking statements made in this Prospectus include, but are not limited to:

•	the expected production levels for JV Inkai;

•	the cost expectations, including production costs, operating costs, and capital costs for JV Inkai;

•	the expectations regarding tax payments, tax rates, royalty rates, currency exchange rates and interest rates for JV Inkai;

•	the decommissioning and reclamation estimates, including the assumptions upon which they are based, are reliable for JV Inkai;

•	the mineral reserve and resource estimates, and the assumptions upon which they are based, are reliable for JV Inkai;

•	the understanding of the geological, hydrological and other conditions at the Inkai property;

•	the absence of new and adverse government regulations, policies or decisions;

•	JV Inkai’s development, mining and production plans succeed, and that JV Inkai will be able to transport and deliver its production; and

•	the ability of JV Inkai to pay dividends.

The foregoing assumptions, although considered reasonable by Cameco on the day it made the forward-looking statements, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking information and statements are not guarantees of future performance. Cameco cannot assure investors that actual results will be consistent with the forward-looking information and statements. Accordingly, investors should not place undue reliance on forward-looking information and statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of this Prospectus and any Prospectus Supplement, as well as any risk factors disclosed in the documents incorporated by reference.

The forward-looking information and statements included in this Prospectus (and any Prospectus Supplement) and the documents incorporated by reference represent our views as of the date of such documents and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we specifically disclaim any intention or obligation to update forward-looking information and statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable securities laws. Forward-looking information and statements contained in this Prospectus and the documents incorporated by reference about prospective results of operations, financial position or cash flows that are based upon assumptions about future economic conditions and courses of action are presented for the purpose of assisting our security holders in understanding management’s current views regarding those future outcomes, and may not be appropriate for other purposes.

NOTICE TO U.S. INVESTORS REGARDING MINERAL RESERVES AND RESOURCES

This Prospectus and the documents incorporated by reference herein have been prepared in accordance with the requirements of Canadian securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral resource and reserve estimates included in this Prospectus and any Prospectus Supplement have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (the “CIM Definition Standards”). NI 43-101 is a rule developed by the Canadian securities regulatory authorities which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. As a foreign private issuer that files its Annual Report on Form 40-F with the SEC pursuant to the MJDS adopted by the U.S. and Canada, the Company is not required to prepare disclosure on its mineral projects under Regulation S-K 1300 (as defined below) and instead prepares such disclosure in accordance with NI 43-101 and the CIM Definition Standards

The SEC has adopted mining disclosure rules under sub-part 1300 of Regulation S-K promulgated under the U.S. Securities Act (“Regulation S-K 1300”). Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards.

Readers are cautioned that despite efforts to harmonize U.S. mining disclosure rules with NI 43-101 and other international requirements, there are differences between the terms and definitions used in Regulation S-K 1300 and mining terms defined in the CIM Definition Standards, which definitions have been adopted by NI 43-101, and there is no assurance that any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under Regulation S-K 1300.

Readers are also cautioned that while the SEC will now recognize mineral resource estimates, readers should not assume that all or any part of the mineralization that the Company may report as “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, readers are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined economically or legally. Therefore, readers are also cautioned not to assume that all or any part of “inferred mineral resources” exist. In accordance with Canadian securities laws, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed by us with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada, which have also been filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Cameco, 2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3 (Telephone (306) 956-6200), and are also available electronically under the profile of the Company at www.sedarplus.ca or in the United States through EDGAR at the website of the SEC at www.sec.gov.

The following documents filed by the Company with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada and filed with or furnished to the SEC are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	Annual Information Form of Cameco for the year ended December 31, 2023, dated March 22, 2024 (the “AIF”);

(b)

Audited consolidated financial statements of Cameco (the “Consolidated Financial Statements”) as at and for the years ended December 31, 2023 and 2022, and related notes thereto, together with the related management’s report on internal control over financial reporting, and the reports of the independent registered public accounting firm thereon;

(c)	Management’s discussion and analysis of Cameco in respect of the Consolidated Financial Statements (the “Annual MD&A”);

(d)

Unaudited interim consolidated financial statements of Cameco (the “Unaudited Financial Statements”) as at and for the three- and nine-month periods ended September 30, 2024 and 2023, and related notes thereto;

(e)	Management’s discussion and analysis of Cameco in respect of the Unaudited Financial Statements (the “Q3 MD&A”);

(f)	Management Proxy Circular of Cameco dated April 5, 2024 prepared in connection with the Annual Meeting of Shareholders held on May 9, 2024 (the “Proxy Circular”); and

(g)	Business Acquisition Report of Cameco dated January 19, 2024 with respect to the acquisition of a 49% interest in Westinghouse Electric Company completed on November 7, 2023.

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions, if filed by the Company with a securities commission or similar regulatory authority in Canada after the date of this Prospectus and all Prospectus Supplements (only in respect of the offering of Securities to which that particular Prospectus Supplement relates) disclosing additional or updated information filed pursuant to the requirements of applicable securities legislation in Canada and during the period that this Prospectus is effective, shall be deemed to be incorporated by reference in this Prospectus.

In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report that we file with or furnish to the SEC pursuant to Section 13(a) or Section 15(d) of the U.S. Exchange Act subsequent to the date of this Prospectus, that document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part. Furthermore, we may incorporate by reference into the registration statement of which this Prospectus forms a part, any report on Form 6-K furnished to the SEC, including the exhibits thereto, if and to the extent provided in such report.

Any statement contained in this Prospectus, or in any document incorporated or deemed to be incorporated by reference, shall be deemed to be modified or superseded, for the purposes of this Prospectus, to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

Upon a new annual information form being filed by the Company with and, where required, accepted by the applicable Canadian securities regulatory authorities during the term of this Prospectus, and filed with the SEC, the previous annual information form, any material change reports filed by the Company prior to the end of the financial year of the Company in which the new annual information form is filed, any business acquisition reports filed by the Company for acquisitions completed prior to the commencement of the financial year of the Company in respect of which the new annual information form is filed, and any management proxy circulars filed by the Company prior to the commencement of the financial year of the Company in respect of which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon new audited annual financial statements and the accompanying management’s discussion and analysis being filed by the Company with the applicable Canadian securities regulatory authorities and with the SEC during the term of this Prospectus, the previous annual financial statements and accompanying management’s discussion and analysis and the previous interim financial statements and accompanying management’s discussion and analysis most recently filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon new interim financial statements and accompanying management’s discussion and analysis being filed by the Company with the applicable Canadian securities commissions, and with the SEC, during the term of this Prospectus, the previous interim financial statements and accompanying management’s discussion and analysis most recently filed prior to such new interim financial statements and accompanying management’s discussion and analysis shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of the Securities under this Prospectus. Upon a new management proxy circular in respect of an annual meeting of shareholders being filed by the Company with the applicable Canadian securities regulatory authorities, and filed with or furnished to the SEC, during the term of this Prospectus, the previously-filed management proxy circular in respect of an annual meeting of shareholders shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.

A Prospectus Supplement containing the specific terms of an offering of Securities and other information relating to the Securities, will be delivered to purchasers of such Securities together with this Prospectus, unless an exemption from the prospectus delivery requirements is available, and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement only for the purpose of the distribution of the Securities to which the Prospectus Supplement pertains.

In addition, certain marketing materials (as that term is defined in applicable Canadian securities legislation) may be used in connection with a distribution of Securities under this Prospectus and the applicable Prospectus Supplement(s). Any “template version” of “marketing materials” (as those terms are defined in applicable Canadian securities legislation) pertaining to a distribution of Securities, and filed by the Company after the date of the Prospectus Supplement for the distribution of such Securities and before the termination of the distribution of such Securities, will be deemed to be incorporated by reference in that Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

THE COMPANY

Our operations and investments span the nuclear fuel and reactor life cycles, from exploration and mining, to conversion, enrichment and fuel manufacturing, to plant maintenance and new reactor engineering and design. We have controlling ownership of the world’s largest high-grade uranium mineral reserves, as well as significant investments across the nuclear fuel cycle, including ownership interests in Westinghouse Electric Company and Global Laser Enrichment. Our uranium production capacity is among the world’s largest and in 2023, we accounted for 16% of world primary uranium production. We are an integrated uranium fuel supplier, offering refining, conversion and fuel manufacturing services, including control of about 21% of global conversion capacity. Utilities around the world use our products to generate zero-carbon nuclear electricity.

Our articles of incorporation (“Articles”) contain provisions imposing constraints on the issue, transfer and ownership of our voting securities so as to prevent both residents and non-residents of Canada from owning or controlling more than a specified percentage of our Common Shares. See “Description of Share Capital – Restrictions on Ownership and Voting”.

Further particulars with respect to the Company’s business operations and ownership restrictions are contained under the headings “Our business”, “Operations, projects and investments” and “Investor information – Share capital – Ownership and voting restrictions” in the AIF and in the other documents incorporated herein by reference.

The Company’s registered and principal office is located at 2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3.

Inkai Technical Report

This description is based on the project’s technical report: Inkai Operation, Turkestan region, Republic of Kazakhstan, dated November 12, 2024 (effective September 30, 2024). The report was prepared for us in accordance with NI 43-101 by or under the supervision of C. Scott Bishop, P.Eng., Sergey Ivanov, P.Geo. and Alain D. Renaud, P.Geo. The following description has been prepared under the supervision of C. Scott Bishop, P.Eng., Sergey Ivanov, P.Geo. and Alain D. Renaud, P.Geo. Each of them is a qualified person within the meaning of NI 43-101 but are not independent of us.

The conclusions, projections and estimates included in this description are subject to the qualifications, assumptions and exclusions set out in the technical report except as such qualifications, assumptions and exclusions may be modified in this Prospectus. We recommend you read the technical report in its entirety to fully understand the project. You can download a copy from SEDAR+ (sedarplus.ca) or from EDGAR (sec.gov).

History

The Inkai deposit was discovered during drilling campaigns conducted from 1976 to 1978 by the Volkovskaya Expedition. Regional and local hydrogeology studies were completed on the Inkai deposit dating back to 1979. Numerous borehole tests characterize the four aquifers within the Inkai deposit: the Uvanas, Zhalpak, Inkuduk and Mynkuduk.

There have been several changes in the ownership interests in JV Inkai limited liability partnership (“JV Inkai”). The current owners and their respective ownership interests are Cameco (40%) and JSC National Atomic Company Kazatomprom (“Kazatomprom”) (60%). Other exploration and development highlights include:

1976-78	• Deposit is discovered • Exploration drilling continues until 1996
1979	• Regional and local hydrogeology studies begin • Borehole tests characterize the four aquifers within the Inkai deposit (Uvanas, Zhalpak, Inkuduk and Mynkuduk)
1988	• Pilot test in the northeast area of Block 1 begins, lasts 495 days and recovers 92,900 pounds of uranium
1993	• First Kazakhstan estimates of uranium resources for Block 1
1996

•  First Kazakhstan estimates of uranium resources for Block 2

•  Kazakhstan regulators register JV Inkai, a joint venture among Cameco, Uranerzbergbau-GmbH and National Joint Stock Company Atomic Power Engineering and Industry (“KATEP”)

1997	• Kazatomprom is established
1998

•  KATEP transfers all of its interest in JV Inkai to Kazatomprom

•  We acquire all of Uranerzbergbau-GmbH’s interest in JV Inkai, increasing our interest to 66 2/3%

•  We agree to transfer a 6 2/3% interest to Kazatomprom, reducing our holdings to a 60% interest

1999	• JV Inkai receives a mining licence for Block 1 and an exploration with subsequent mining licence for Blocks 2 and 3 from the government of Kazakhstan
2000	• JV Inkai and the government of Kazakhstan sign a subsoil use contract (called the RUC, as defined below), which covers the licences issued in 1999
2002	• Pilot leach test in the north area of Block 2 begins
2005	• Construction of ISR commercial processing facility at Block 1 begins
2006	• Complete pilot leach test at Block 2 • Exploration-delineation drilling initiated at Block 3
2007	• Sign Amendment No.1 to the RUC, extending the exploration period at Blocks 2 and 3
2008	• Commission front half of the main processing plant (the “MPP”) in the fourth quarter, and begin processing solution from Block 1
2009

•  Sign Amendment No. 2 to the RUC, which approves the mining licence at Block 2, extends the exploration period for Block 3 to July 13, 2010, and requires JV Inkai to adopt the new tax code and meet the Kazakhstan content thresholds for human resources, goods, works and services

•  Commission the MPP, and start commissioning the first satellite plant (“Sat1”)

2010

•  Receive regulatory approval for commissioning of the MPP

•  File a notice of potential commercial discovery at Block 3

•  Receive approval in principle for the extension of Block 3 exploration for a five-year appraisal period that expires July 2015, and an increase in annual production from Blocks 1 and 2 to 3.9 million pounds (100% basis)

2011

•  Receive regulatory approval for commissioning and processing of uranium concentrate at Sat1

•  Sign Amendment No. 3 to the RUC, which extends the exploration period for Block 3 to July 2015 and provides government approval to increase annual production from Blocks 1 and 2 to 3.9 million pounds (100% basis)

•  Sign a memorandum of agreement with Kazatomprom to increase annual production from Blocks 1 and 2 from 3.9 million pounds to 5.2 million pounds (100% basis)

2012

•  Sign a memorandum of agreement with Kazatomprom setting out the framework to increase annual production from Blocks 1 and 2 to 10.4 million pounds (100% basis), to extend the term of JV Inkai’s RUC through 2045 and to cooperate on the development of uranium conversion capacity, with the primary focus on uranium refining rather than uranium conversion

•  Start construction of a test leach facility at Block 3

2013	• Sign Amendment No. 4 to the RUC, which provides government approval to increase annual production from Blocks 1 and 2 to 5.2 million pounds (100% basis)
2015

•  Complete construction of the second satellite facility (“Sat2”) at Block 3

•  Regulatory approval allowing processing of uranium eluate is received and the pilot leach test is initiated at Block 3

•  The Subsoil Law (as defined below) in Kazakhstan is amended to allow producers to produce within 20% (above or below) of their licensed production rate in a year

2016

•  Sign an agreement with Kazatomprom and JV Inkai to restructure and enhance JV Inkai, subject to closing, increasing Kazatomprom’s holdings to a 60% interest and reducing our holdings to a 40% interest

•  Sign Amendment No. 5 to the RUC, which extends the exploration period for Block 3 to July 2018

2017

•  In December, close the agreement with Kazatomprom and JV Inkai to restructure and enhance JV Inkai. Under the agreement, effective January 1, 2018, our ownership interest drops to 40% and we will equity account for our investment.

•  Sign Amendment No. 6 to the RUC, which grants JV Inkai the right to produce up to 10.4 million pounds per year and extends the term of the RUC until July 13, 2045

2018

•  Infill drilling program in Sat1 area begins and is completed in 2019. Sat2 commercial production starts along with expansion project, including the increase in pump station capacity, two additional ion exchange (“IX”) sorption columns, and required piping.

2021

•  Two Key LLP update mineral reserve/resource estimate based on the 2018/2019 infill drilling program. The State Reserve Commission (“SRC”) of Kazakhstan approves new estimates. Sat2 expansion is completed.

About the Inkai Property

Location

Inkai is located in the Suzak District of the Turkestan region, Kazakhstan, near the town of Taikonur. It is approximately 350 kilometres northwest of the city of Shymkent and approximately 155 kilometres east of the city of Kyzylorda. JV Inkai’s corporate office is located in Shymkent. Inkai is accessible by paved road from Shymkent (440 kilometres), from Turkistan (310 kilometres) and from Kyzylorda (290 kilometres).

Access

Taikonur can be reached from Astana or Almaty by flying to one of the regional cities of Shymkent or Kyzylorda, then driving on paved roads. The road to Taikonur is currently the primary access road for transportation of people, supplies and uranium product for JV Inkai. Major airline service is available to Astana and Almaty from Europe, Russia, China and other countries in the region.

Rail transportation is available from Almaty to Shymkent then northwest to Shieli, Kyzylorda and beyond. A rail line also runs from the town of Dzhambul to Kazatomprom’s Centralia facility to the south of Taikonur.

Property tenure: MA Area and mining allotment

The resource use contract (the “RUC”) between the Republic of Kazakhstan and JV Inkai that was signed in July 2000 provides for JV Inkai’s mining rights, as amended by amendments numbered one to six. The RUC provides JV Inkai the right to explore for and to extract uranium from the subsoil contained in the Mining Allotment Area (the “MA Area”). The MA Area is the 139 square kilometre area in which JV Inkai currently has the right to mine which includes the historical Block 1 and portions of Blocks 2 and 3; now referred to as the MPP Area, and the two satellite areas, Sat1 Area and Sat2 Area, respectively. Amendment No. 6 to the RUC grants JV Inkai mining rights over the MA Area until mid-2045. See the disclosure under the heading “Resource Use Contract” below for more information.

JV Inkai owns uranium extracted from this subsoil and has the right to use the surface of the MA Area. JV Inkai has obligations under the RUC which it must comply with in order to maintain these rights. In addition to complying with its obligations under the RUC, JV Inkai, like all subsoil users, is required to abide by the work program appended to its RUC, which relates to its mining operations.

Under Kazakhstan law, subsoil and mineral resources belong to the state. Currently, the state provides access to the subsoil and mineral resources under a resource use contract. Minerals extracted from the subsoil by a subsoil user under a resource use contract are the property of the subsoil user unless the applicable resource use contract or the Subsoil Code No. 125-VI, effective as of January 8, 2018, as amended (the “Subsoil Code”), provides otherwise. The Subsoil Code defines the framework and the procedures connected with the granting of subsoil rights and the regulation of the activities of subsoil users. See the disclosure under the heading “Subsoil Code” below for more information.

The RUC gives JV Inkai a right to use the surface of the property while exploring, mining and reclaiming the land. However, this right must be set forth in a land lease agreement with the applicable local administrative authorities.

On a regular basis, JV Inkai obtains from local authorities the necessary land lease agreements for new buildings and infrastructure. JV Inkai does not hold land leases for the entire MA Area. JV Inkai obtains land leases gradually only for surface area required for exploration, mining or construction of new infrastructure.

Environment, social and community factors

Inkai lies in the Betpak-Dala Desert. The ground consists of extensive sand deposits with vegetation limited to grasses and occasional low bushes. Major hydrographic systems in the area include the Shu, Sarysu and Boktykaryn rivers. These rivers typically exhibit surface water flow in May and June and revert to isolated reaches with salty water during the rest of the year.

The region is also characterized by strong winds. The prevailing direction of the wind is northeast, averaging 3.8 to 4.6 m/sec. Dust storms are common. The climate in south central Kazakhstan is semi-arid, with temperatures ranging from -35°C in the winter to +40°C in the summer.

JV Inkai operates in the Suzak district of the Turkestan region. The territory of the district is about 41,000 square kilometres and its population is over 60,000. The town of Taikonur, with a population of approximately 700, is in this district and the Inkai deposit is located nearby.

In accordance with JV Inkai’s corporate responsibility strategy and to comply with its obligations under the RUC, JV Inkai finances projects and provides goods and services to support the district’s social infrastructure.

Under the RUC, JV Inkai is required to finance the training and development of Kazakhstan personnel. The RUC imposes local content requirements on JV Inkai with respect to employees, goods, works and services.

Geological setting

The geology of south-central Kazakhstan is composed of a large relatively flat basin of Cretaceous to Quaternary age continental clastic sedimentary rocks. The Chu-Sarysu Basin extends for more than 1,000 kilometres from the foothills of the Tien Shan Mountains located on south and southeast sides of the basin, and merges into the flats of the Aral Sea depression to the northwest. The basin is up to 250 kilometres wide, bordered by the Karatau Mountains on the southwest and the Kazakh Uplands on the northeast. The basin is composed of gently-dipping to nearly flat-lying fluvial-derived unconsolidated sediments composed of inter-bedded sand, silt and local clay horizons.

The Cretaceous and Paleogene sediments contain several stacked and relatively continuous, sinuous roll-fronts or redox fronts hosted in the more porous and permeable sand and silt units. Several uranium deposits and active in situ recovery (“ISR”) uranium mines are located at these regional oxidation roll-fronts, developed along a regional system of superimposed mineralization fronts. The overall stratigraphic horizon of interest in the basin is approximately 200 to 250 metres in vertical section.

The Inkai deposit is a roll-front deposit hosted within the Middle and Lower Inkuduk and the Upper and Lower Mynkuduk horizons which are comprised of fine, medium and coarse-grain sands, gravels and clays. The redox boundary can be readily recognized in core by a distinct colour change from grey and greenish-grey on the reduced side to light-grey with yellowish stains on the oxidized side, stemming from the oxidation of pyrite to limonite and consumption of organic carbon.

Hydrogeological parameters of the deposit play a key role in ISR mining which have been demonstrated at Inkai through various studies, pilot leaching tests, and mining results since start of commercial production in 2009.

Mineralization

Uranium mineralization in the Sat1 and Sat2 Area mostly occurs in the middle and upper parts of the Inkuduk aquifer. In the MPP Area, uranium mineralization is generally associated with the Mynkuduk aquifer.

The roll front mineralization is hosted by four horizons: the Middle Inkuduk; the Lower Inkuduk; the Upper Mynkuduk, and the Lower Mynkuduk horizons.

The extent and dimensions of Inkai’s mineralized horizons are shown in the table below.

Horizon	Strike Length (km)	Width (m)	Average Width (m)	Depth (m)	Average Depth (m)
Middle Inkuduk	35	40-1,600	350	262-380	314
Lower Inkuduk	40	40-600	250	317-447	382
Upper and Lower Mynkuduk	40	40-350	200	350-528	390

Mineralization comprises sooty pitchblende (85%) and coffinite (15%). The pitchblende occurs as micron-sized globules and spherical aggregates, while the coffinite forms tiny crystals. Both uranium minerals occur in pores on interstitial materials such as clay minerals, as films around and in cracks within sand grains, and as replacements of rare organic matter, commonly associated with pyrite.

Deposit Type

The Inkai uranium deposit is a roll-front type deposit. Roll-front deposits are a common example of stratiform deposits that form within permeable sandstones at the interface between oxidized and reduced environments. The Cretaceous and Paleogene sediments contain several stacked and relatively continuous, sinuous “roll-fronts”, or redox fronts hosted in the more porous and permeable sand and silt units. Microcrystalline uraninite and coffinite are deposited during diagenesis by ground water, in a crescent-shaped lens that cuts across bedding and forms at the interface between oxidized and reduced ground. Sandstone host rocks are medium to coarse grained and were highly permeable at the time of mineralization. There are several uranium deposits and active ISR uranium mines at these regional oxidation roll-fronts, developed along a regional system of superimposed mineralization fronts.

About the Inkai Operation

Inkai is a developed producing property with sufficient surface rights to meet future mining operation needs for the current mineral reserves. It has site facilities and infrastructure. Plans are progressing to expand the operation to give it the capability to produce at least 10.4 million pounds per year.

Licences

Having the rights to explore for and to extract uranium under the RUC, JV Inkai, as a nuclear facility, is also required to hold certain permits and licences to operate the mine. With regard to environmental protection requirements, JV Inkai has applied for and received:

•	a permit for environmental emissions and discharges for the operation valid until December 31, 2026; and

•	water use permits with various expiry dates.

JV Inkai currently holds the following additional material licences relating to its mining activities and has applied for prolongation of licences expiring in 2024:

•	“Licence for radioactive substances handling” valid until December 31, 2024, which will be replaced by “Licence for nuclear materials handling”;

•	“Licence for operation of mining production and chemical productions” with an indefinite term;

•	“Licence for transportation of radioactive substances within the territory of the Republic of Kazakhstan” valid until December 30, 2024;

•	“Licence for radioactive waste handling” valid until December 30, 2024; and

•	“Licence for ionizing radiation equipment handling” with an indefinite term.

Renewal of environmental permits requires the submission of an annual report on pollution levels to Kazakhstan’s environmental authorities, compliance with the permits’ provisions and the remittance of any environmental payment obligations.

JV Inkai is qualified as a primary water user, and is entitled to extract water directly from water sources for its own use. JV Inkai has obtained special water use permits, which have various expiry dates. Water usage under the permits is limited to the purposes defined in the permits.

As is typical with any mineral extraction site, construction, operation, and reclamation are subject to an ongoing process during which permits, licences, and approvals are requested, monitored and reported on, expire, and are amended or renewed.

Infrastructure

There are three processing facilities on the MA Area: the MPP, Sat1 and Sat2.

The existing MPP, Sat1 and Sat2 circuit capacities were estimated using Inkai monthly process summaries. The MPP has demonstrated an IX capacity of 2.7 million pounds U3O8 per year and a product drying and packaging capacity of 8.3 million pounds U3O8 per year. Sat1 and Sat2 have demonstrated respective IX capacities of 6.3 and 4.5 million pounds U3O8 per year.

The following infrastructure currently exists on the MA Area: administrative, engineering and construction offices, a laboratory, shops, garages, holding ponds and reagent storage tanks, enclosures for low-level radioactive waste and domestic waste, an emergency response building, food services facilities, roads and power lines, wellfield pipelines and header houses.

At Taikonur, JV Inkai has an employee residence camp with catering and leisure facilities. The following upgrades are in progress:

•	expansion of the camp in a phased approach with construction of two residential blocks for 165 people each and addition of a dining room for 150 people; and

•	construction of a 24-kilometre asphalt paved road connecting the camp to the three processing facilities.

Water, power and heat

Inkai has access to sufficient water from groundwater wells for all planned industrial activities. Potable water for use at the camp and at the site facilities is supplied from shallow wells on site. The electrical supply for Inkai is from the national power grid. Inkai is connected to the grid via a 35-kilovolt power line, which is a branch of the circuit that supplies the Stepnoye mine east of Inkai. In case of power outage, there are standby generators. Telephone communications utilize a satellite internet system and fibre optics. Site operations are carried out throughout the year, despite the cold winter and hot summer conditions.

Employees

Currently, Taikonur has a population of approximately 700 people who are mainly employed in uranium development and exploration. Whenever possible, JV Inkai hires personnel from Taikonur and surrounding villages.

Royalties

Effective January 1, 2023, JV Inkai is required to pay the mineral extraction tax (“MET”) of 6% on production of uranium. The MET is calculated as 6% of the monetary value of the extracted uranium. The monetary value is determined as the weighted average price of uranium from public price reporting sources for the corresponding period. Effective January 1, 2025, the applicable MET rate will increase to 9%. Effective January 1, 2026, a new MET rate will be introduced that will depend on the actual volume of annual mineral extraction under each subsoil use agreement and the monetary value of the uranium.

For a description of other royalties payable to the government of Kazakhstan on the sale of uranium extracted from orebodies within the country and other taxes, see page 104 of the AIF.

Mining

Mining at Inkai is based upon a conventional and well-established ISR process. ISR mining of uranium is defined by the International Atomic Energy Agency as “the extraction of ore from a host sandstone by chemical solutions (lixiviants) and the recovery of uranium at the surface”. ISR extraction is conducted by injecting a suitable leach solution into the ore zone below the water table; oxidizing, complexing and mobilizing the uranium; recovering the pregnant (loaded) solutions through production wells (extraction wells or recovery wells); and finally, pumping the uranium bearing solution to the surface for further processing.”

ISR mining at Inkai uses sulphuric acid based lixiviant. The mining process comprises the following components to produce uranium-bearing solution (“UBS”), which goes to the settling ponds and then to the respective IX plant before being directed to the MPP for production of uranium as yellowcake:

•

Determination of the grade x thickness (“GT”) cut-off for the initial design and the operating period. The design cut-off sets the minimum amount of uranium per pattern required to justify wellfield installation before funds are committed, and the operating head grade in UBS cut-off for individual producer wells dictates the lower limit once a well has entered production.

•	Preparation of a production sequence, which will deliver the UBS to meet production requirements considering the rate of wellfield uranium recovery, UBS uranium head grades, and wellfield flow rates.

•	Wellfield development, using an optimal pattern design to distribute barren lixiviant to the wellfield injectors, and to collect UBS back to the MPP, Sat1, or Sat2, as the case may be.

The above factors are used to estimate the number of operating wellfields, wellfield patterns and header houses over the production life. They also determine the unit cost of each of the mining components required to realize the production schedule, including drilling, wellfield installation and wellfield operation.

Significant experience since the start of commercial production in 2009 supports the current production plan. Currently, all wellfields utilize hexagonal or line-drive patterns and the UBS is captured on IX resins at their respective processing facilities.

Processing

As a result of extensive test work and operational experience, a very efficient process of uranium recovery has been established. The process consists of the following major steps:

•	uranium in situ leaching with a sulphuric acid-based lixiviant;

•	uranium adsorption from UBS with IX resin;

•	elution of uranium from resin with ammonium nitrate;

•	precipitation of uranium as yellowcake with hydrogen peroxide and anhydrous ammonia;

•	yellowcake thickening, dewatering, and drying; and

•	packaging of dry yellowcake product in containers.

All plants load and elute uranium from resin while the resulting eluate is converted to yellowcake at the MPP. Inkai is designed to produce a dry uranium product that meets the quality specifications of uranium refining and conversion facilities.

Construction work for a process expansion of the Inkai circuit to at least 10.4 million pounds U3O8 per year is in progress. The expansion project includes an upgrade to the yellowcake filtration and packaging units and the addition of a pre-dryer and calciner.

Production

The annual production target of 10.4 million pounds U3O8 requires a combined flow of approximately 5,680 cubic metres per hour (“m3/h”) and an average head grade of approximately 100 parts per million of uranium delivered to the IX columns. Flow capacity within individual production wells generally vary between 8.0 m3/h and 10.5 m3/h on average resulting in approximately 550 patterns required to be in operation to achieve the required flow to the IX circuits. Wellfields are typically in production for two to five years.

In recent years, production from higher cost wellfields in the MPP Area have been reduced, largely due to sulphuric acid supply challenges. Production from each of the three areas is planned to increase as these challenges are resolved and Inkai can bring on additional wellfields.

The production plan, based on mineral reserves, forecasts an estimated 212.3 million pounds of packaged production until mid-2045 and is based on Cameco’s assumptions for production from JV Inkai. Discussions are ongoing between Cameco and Kazatomprom regarding plans for recovering production shortfalls to the ramp-up schedule in the Implementation Agreement between Cameco, Kazatomprom and JV Inkai dated May 27, 2016 (the “Implementation Agreement”), to restructure and enhance JV Inkai, as supplemented or amended from time to time. Apart from 2024, which is discussed below, Cameco expects that any changes made to this production schedule will conform to the +/- 20% variance limit to the production plan in the RUC. See the disclosure under the heading “Implementation Agreement” below for more information.

The life of mine plan (“LOM Plan”) is partially based on inferred mineral resources. Annual production levels will be dependent on results of further delineation drilling and market conditions. There is no certainty that the LOM Plan production will be realized. With continued delineation drilling and wellfield development, Cameco expects that the majority of the inferred mineral resources within the LOM Plan production will be upgraded to indicated and/or measured mineral resources.

The reserves-based production profile and economic analysis supporting the reported mineral reserves do not include the inferred resources. The production plan is based on mineral reserves and forecasts an estimated 212.3 million pounds U3O8 of packaged production from 2024 through the projected mine life extending to mid-2045.

The illustration below presents the reserves-based production plan and the LOM Plan over the mine life.

Note: 2024 production comprises 5.5 million pounds of actual production from January 1 through September 30, 2024, plus a forecast of 2.2 million pounds for the remainder of 2024.

JV Inkai’s target for production in 2024 was 8.3 million pounds of U3O8 (100% basis). However, this target was tentative and contingent upon receipt of sufficient quantities of sulphuric acid on a specified schedule.

JV Inkai continues to experience procurement and supply chain issues, most notably, related to the stability of sulphuric acid deliveries. JV Inkai will not be able to achieve its target production for 2024 of 8.3 million pounds of U3O8 (100% basis), as it was contingent upon receipt of sufficient volumes of sulphuric acid in accordance with a specific schedule. JV Inkai is forecasting that the 2024 production volume will decrease by more than 20% of the original RUC approved production amount of 10.4 million pounds, as maximum 2024 production is now expected to be approximately 7.7 million pounds.

The Subsoil Code permits subsoil users to deviate by up to 20% from the approved production volumes without changing their project documents. As noted, JV Inkai is expected to produce uranium below this allowance in 2024. However, JV Inkai is still expected to meet its financial obligations under the RUC for 2024. There is a risk that the Competent Authority (as defined below) may require JV Inkai to update its project documents and work program and/or catch up production. Cameco does not expect that this underproduction in 2024 will result in the RUC being suspended or terminated. However, there can be no certainty that future uranium production deficits will not cause the validity of JV Inkai’s RUC to be challenged.

Implementation Agreement

In May, 2016, Cameco and Kazatomprom signed the Implementation Agreement to restructure JV Inkai. The restructuring closed on December 11, 2017, with an effective date of January 1, 2018, and consisted of the following:

•

JV Inkai to have the right to produce 10.4 million pounds U3O8 per year (Cameco’s share - 4.2 million pounds), an increase from the prior licensed production of 5.2 million pounds (Cameco’s share -3.0 million pounds);

•	JV Inkai to have the right to produce from the MA Area until 2045 (previously, the licence terms were to 2024 for Block 1 and to 2030 for Blocks 2 and 3);

•

Cameco’s ownership interest in JV Inkai decreased to 40% (from 60%) and Kazatomprom’s ownership interest in JV Inkai increased to 60% (from 40%). However, during the ramp-up, Cameco’s share of annual production remains at 57.5% on the first 5.2 million pounds U3O8. As annual production increases above 5.2 million pounds, Cameco will be entitled to 22.5% of any incremental production, to the maximum annual share of 4.2 million pounds U3O8. Once the ramp-up is complete, Cameco’s share of all production will be 40%, matching its ownership interest;

•	a governance framework that provides protection for Cameco as a minority owner of JV Inkai;

•	the boundaries of the MA Area match the agreed production profile for Inkai to 2045; and

•	priority payment of the loan made by a Cameco subsidiary to JV Inkai to fund exploration and evaluation of Block 3 (the loan was repaid in 2019).

Cameco and Kazatomprom also completed and reviewed a feasibility study for the purpose of evaluating the design, construction and operation of a uranium refinery in Kazakhstan. In accordance with the Implementation Agreement, a decision was made not to proceed with construction of the uranium refinery as contemplated in the feasibility study. Cameco and Kazatomprom subsequently signed an agreement to licence proprietary UF6 conversion technology to Kazatomprom, to allow Kazatomprom to examine the feasibility of constructing and operating its own UF6 conversion facility in Kazakhstan.

Supplemental agreements to the Implementation Agreement

JV Inkai has experienced a number of delays in achieving the production levels outlined in the Implementation Agreement. Cameco and Kazatomprom mutually agreed to revise the production ramp-up schedule via supplemental agreements to the Implementation Agreement while staying within the 20% deviation from the production levels specified in the RUC, as allowed under the Subsoil Code. There have been three supplements since the Implementation Agreement was first signed. The supplemental agreements also included specifics covering:

•	production level increases to recover the shortfall to the original ramp-up schedule;

•	production sharing framework for the production shortfall;

•	dividend distribution sharing formula;

•	continued support for the calciner project; and

•	toll processing of a portion of JV Inkai production in 2021.

Discussions are ongoing between Cameco and Kazatomprom regarding additional supplemental agreements to address ongoing delays to the ramp-up schedule tied, in part, to challenges with supply of sulphuric acid.

Sales

100% of JV Inkai’s annual production is sold to Cameco and Kazatomprom. Annual uranium sales contracts between JV Inkai and a Cameco subsidiary to purchase Cameco’s share of JV Inkai’s production are concluded each year, as well as similar contracts between JV Inkai and Kazatomprom to purchase Kazatomprom’s share of JV Inkai’s production. JV Inkai currently has no other forward-sales commitments for its uranium production.

In accordance with the Kazakhstan government’s resolution on uranium concentrate pricing regulations (effective February 3, 2011), product is currently purchased from JV Inkai at a price equal to the uranium spot price, less a 5% discount (maximum allowable). The spot price represents an average of various third-party consultant views on the most competitive near-term offers available for natural uranium concentrates (U3O8).

Cash Distribution

Excess cash, net of working capital requirements, will be distributed to the partners as dividends.

Resource Use Contract

The RUC was signed by the Republic of Kazakhstan and JV Inkai and then registered on July 13, 2000 based on the licence granted on April 20, 1999. The RUC provides for JV Inkai’s mining rights to the MA Area, as well as containing obligations with which JV Inkai must comply in order to maintain such rights. There have been six amendments to the RUC, the most recent in November 2017, being Amendment No. 6 to:

•	define the boundaries of the MA Area to match the agreed production profile for JV Inkai to mid-2045;

•	provide for an increased annual production rate from the MA Area to 10.4 million pounds U3O8; and

•	extend the extraction term from the MA Area until July 13, 2045.

The other prior significant amendments to the RUC are as follows:

•	in 2007, Amendment No. 1 to the RUC was signed, extending the exploration period of Blocks 2 and 3 for two years;

•	in 2009, Amendment No. 2 to the RUC was signed, adopting the 2009 Tax Code, implementing local content and employment requirements, and extending the exploration period at Block 3;

•

in 2011, Amendment No. 3 to the RUC was signed, increasing production and giving JV Inkai government approval to carry out a five-year assessment program on Block 3 that included delineation drilling, uranium resource estimation, construction and operation of a processing plant at Block 3, and completion of a feasibility study;

•	in 2013, Amendment No. 4 to the RUC was signed to increase annual production from Blocks 1 and 2 to 5.2 million pounds U3O8; and

•	in 2016, Amendment No. 5 to the RUC was signed, extending the exploration period at Block 3 to July 13, 2018.

Discussions are ongoing with respect to a further amendment to the RUC which may address recent production shortfalls, incorporate updated wellfield design and sequencing and incorporate new decommissioning estimates. Inkai retained a local engineering firm to develop an updated Project for Uranium Deposit Development (“PUDD”), which, after going through a regulatory review and approval process, will form the basis for a work program. This updated work program is anticipated to support a further amendment to the RUC.

In addition to complying with its obligations under the RUC, JV Inkai, like all subsoil users, is required to abide by the work program appended to the RUC, which relates to its mining operations.

Environment

The Ecological Code, adopted in 2021, is the principal legislation in Kazakhstan dealing with the protection of the environment. The Ecological Code firmly established the “polluter pays” principle pursuant to which the person whose actions or activities cause environmental damage must remediate the components of the environment that were damaged in full and at its own expense. Administrative or criminal liability for environmental damage does not release such person from civil liability for such remediation of the environment.

Under the existing legislative regime, a subsoil user, such as JV Inkai, is obliged to comply with environmental requirements during all stages of a subsoil use operation. Kazakhstan environmental legislation requires that contemplated activities that may have an impact on the environment undergo the environmental assessment prior to making of any legal, organisational or economic decisions with respect to an operation that could impact the environment and public health. One of the types of such environmental assessment is an environmental impact assessment (“EIA”).

Under the Ecological Code, an EIA is a mandatory requirement for business projects which may have direct or indirect impact on the environment and human health. Every EIA must be reviewed and approved by the appropriate state agency for environmental protection which results in an opinion confirming the conclusions on the possible significant impacts of the planned activity on the environment, the admissibility of the planned activity and the conditions under which the activity is recognised as admissible.

The baseline conditions and potential environmental impacts of the commercial mining facility at Inkai were assessed based on Republic of Kazakhstan and western U.S. standards. The baseline fieldwork was performed in 2001 – 2002. The EIA reports describe the biological, hydrogeological, hydrologic and other physical environmental baseline prior to exploration and the commencement of production operations and assess the potential impacts to environmental media and the human environment from the proposed operations. The environmental studies completed to date have not identified any potential impacts to human health or the environment that could not be mitigated through permit conditions or reclamation bond commitments.

JV Inkai may be subject to administrative penalties for waste exceedances and intends to mitigate against any potential waste exceedances through the construction of additional biological treatment plants (“BTP”) at MPP, Sat1 and Sat2. The BTP at MPP is anticipated to be completed by the end of 2024.

Decommissioning

JV Inkai’s decommissioning obligations are largely defined by the RUC and the Subsoil Code. JV Inkai is required to maintain a fund, which is capped at US$500,000, as security for meeting its decommissioning obligations; it is fully funded.

JV Inkai developed a preliminary decommissioning estimate reflecting current total decommissioning costs under a “decommission now” scenario and updates the plan every year. The preliminary decommissioning estimate prepared as of the end 2023 was US$33.6M.

Under the Subsoil Code, the decommissioning cost estimate for the RUC timeframe must be included in the PUDD. Inkai retained the services of a local engineering firm licensed to prepare the PUDD. The PUDD preparation, including the decommissioning cost estimate, is currently in progress. Once completed, the PUDD undergoes regulatory review and approval. Any required amendments to the RUC are then required to be prepared and signed by the Competent Authority and JV Inkai to become a part of the RUC. The decommissioning estimate contained in the PUDD is subject to review and update every three years. Updates account for changes in the volume of work based on the deposit’s development as well as any decommissioning activities carried out in the previous three-year time period. The decommissioning costs in the PUDD are subject to review and approval by the government.

Under the RUC, JV Inkai must submit a project for decommissioning the property to the government six months before mining activities are complete.

Kazakhstan Government and Legislation

Subsoil Law

The principal legislation governing subsoil exploration and mining activity in Kazakhstan is the Subsoil Code. In general, the rights held by JV Inkai are governed by the previous Subsoil Law dated June 24, 2010 (the “Subsoil Law”) that was in effect at the time of the RUC registration in July 2000. As follows from the stability provisions of the RUC, the Subsoil Code should apply insofar as it does not deteriorate JV Inkai’s position from the previous Subsoil Law that was in effect at the time the licences were issued in April 1999.

The Subsoil Code defines the framework and the procedures connected with the granting of subsoil rights and the regulation of the activities of subsoil users. The subsoil, including mineral resources, are Kazakhstan state property, while minerals brought to the surface belong to the subsoil user, unless otherwise provided by contract or the Subsoil Code.

In order to develop mineral resources, the appropriate state agency designated under the Subsoil Law as the competent authority for uranium resources (the “Competent Authority”) – currently, the Ministry of Energy of the Republic of Kazakhstan grants exploration and production rights to third parties. Subsoil rights are granted for a specific period, but may be extended prior to the expiration of the applicable contract or licence.

Pursuant to the Subsoil Code, a subsoil user is accorded, among other things, the exclusive right to conduct mining operations, to erect production facilities, to freely dispose of its share of production and to conduct negotiations for extension of the contract, subject to restrictions and requirements set out in the Subsoil Code.

Stabilization

Under the previous Subsoil Law, changes in legislation that worsened the position of the subsoil user did not apply to resource use contracts signed or licences granted before the changes were adopted. Additionally, the RUC contains its own stability provision that reflects this approach.

While the Subsoil Code still contains the above guarantees, there are a number of listed exceptions such as national defence or security, ecological safety, public health, taxation, and customs.

Some of the provisions of the current Subsoil Code are stated to be applicable retroactively. Given that some subsoil use contracts (including the RUC) contain the legislation stability guarantee and the latter is also provided for by both the stabilized Subsoil Law and the Subsoil Code, any retrospective provisions of the Subsoil Code should not generally override such stability guarantee unless an exception applies.

Overall, the Republic of Kazakhstan has gradually weakened the stabilization guarantee, particularly in relation to new projects, and the national security exception is applied broadly to encompass security over strategic national resources.

Transfer of Subsoil Use Rights and Pre-Emptive Rights

Amendments to the previous Subsoil Law provide the Republic of Kazakhstan with a pre-emptive right to acquire subsurface use rights and equity interests in entities holding subsoil use rights and in any entity which may directly or indirectly determine or exert influence on decisions made by a subsoil user, if the main activity of such entity is related to subsoil use in Kazakhstan, when such entity wishes to transfer such rights or interests. This pre-emptive right was also provided by the Subsoil Law and has been maintained in the Subsoil Code, and it permits the Republic of Kazakhstan to purchase any subsoil use rights or equity interests being offered for transfer on terms no less favourable than those offered by other purchasers.

The Subsoil Law provided that assignments and transfers of subsoil use rights may be made only with the prior consent of the Competent Authority. The Competent Authority has the right to terminate a subsoil contract if a transaction takes place without such consent.

The Subsoil Code continues to provide for the state’s pre-emptive right to deposits of strategic importance and the requirement to obtain the Competent Authority’s consent to transfer of subsurface use rights and equity interests in entities holding subsoil use rights or entities who may directly or indirectly control the subsoil user. Inkai is considered a deposit of strategic importance.

That said, the Subsoil Code liberates to some extent the regime of regulatory approvals. For example, it provides for a longer list of cases where the pre-emptive right and the consent requirements do not apply (e.g. abolished the requirement to obtain consent in case of a charter capital increase without change in shareholding and a transaction with government, state body, national management holding or national company).

Dispute Resolution

The dispute resolution procedure in the Subsoil Code does not specifically disallow international arbitration. Instead, it states that if a dispute relates to exercise, amendment or termination of subsoil use rights, the parties can resolve the dispute according to the laws of Kazakhstan and international treaties ratified by the Republic of Kazakhstan. Pursuant to amendments to the Subsoil Code that came into effect on January 10, 2023, disputes under contracts related to complex hydrocarbon projects are expressly allowed to be referred to international arbitration under the United Nations Commission on International Trade Law (UNCITRAL) rules. However, no express arbitration rights have been provided for uranium contracts.

The RUC allows for international arbitration.

The Subsoil Code provides for resolution of disputes by court order (meaning state courts) on a number of specific issues such as termination of resource use contracts and some of these provisions were given retrospective effect. Generally, Cameco believes those retrospective provisions should not override the stability guarantee and should not apply to the RUC.

Contract Termination

Under the Subsoil Code, the Competent Authority can unilaterally terminate a contract before it expires on the following grounds:

(a)	failure to provide or provision of false information in the reports required to be submitted to the Competent Authority;

(b)	less than 30% of the financial obligations under a contract are fulfilled during the reporting year;

(c)	conducting uranium production operations without establishing the decommissioning security in accordance with the established schedule;

(d)	breach of the terms of the RUC;

(e)	entry into force of a court judgment prohibiting subsoil use operations;

(f)	conducting uranium production operations without the approved project documents;

(g)

violation of the requirements applicable to transfer of subsoil rights or an object connected with the subsoil use rights (direct and indirect ownership interests in a subsoil user) such as consent of the Competent Authority for the transfer if such consent was required;

(h)

activities of a subsoil user exploring or developing a strategic deposit entails such changes in the economic interests of the state that it poses a threat to national security and the subsoil user does not satisfy the Competent Authority’s request to amend the RUC in this regard.

The Competent Authority may terminate the RUC on grounds (a)-(d) only where it notifies the subsoil user of the alleged violations and the subsoil user fails to remedy one of the violations indicated in sub-sections (a)-(c) within three months from the date of receipt of notice from the Competent Authority or when the subsoil user fails to remedy more than two contractual violations under the RUC within the time specified in the notice from the Competent Authority. The Competent Authority may terminate the RUC immediately on grounds (e)-(g). In case of ground (h), the Competent Authority may terminate the RUC only upon the government’s decision.

March 2021 amendments to the Subsoil Code gave retrospective effect to the provisions on termination of resource use contracts.

Cameco believes that the Subsoil Code’s retrospective provisions on termination should not override the stability guarantee and therefore terms of the RUC should continue to apply unless the state seeks to apply the national security, ecological safety or health care exception to the guarantee of legal stability. The termination provisions of the RUC are more favourable than those contained in the Subsoil Code, as the RUC may only be terminated by the Competent Authority with notice to JV Inkai in respect of any contractual breaches, with a period to cure any such breaches, other than with respect to breaches relating to a threat to human life or to the environment.

Work Programs and Project Documentation

In addition to following its obligations under the RUC, JV Inkai, like all subsoil users, is required to abide by work programs, which is a mandatory part of the RUC, and which relate to its operations over the life of the mine.

Work programs must be developed in accordance with project documents. The Subsoil Code establishes three types of project documents for uranium production, depending on the type and stage of the work:

•	pilot production project: none for JV Inkai;

•	mining project: JV Inkai’s PUDD; and

•	decommissioning project.

The project documents are developed and undergo a review and approval process. All work must be in compliance with the project documents, and conducting any work without an approved project document, or in non-compliance with it, is not permitted. Since January 2015, subsoil users conducting production of hard materials, including uranium, are allowed to produce within 20% (above or below) of their approved project targets in a year without triggering a requirement to revise the approved project documents. Any changes to the project documents that affect investment project targets included in the work program require amendments to the work program. Thus, changes of types, methods, technologies, volumes and terms of uranium mining operations are only allowed after amendment of the relevant project documents. Any amendments to aspects of the work program that are an integral part of the RUC require an application to the Competent Authority for approval, signing and registering amendments to the RUC.

Procurement Requirements

Under the Subsoil Code, all subsoil users, (with some exceptions) must procure goods, works and services for uranium mining operations under prescribed statutory procedures.

The Subsoil Code requires procurements from open tender, single source, open competition to control costs (digital procurement) to be conducted using the register of goods, works and services (the register of potential suppliers) or other digital procurement systems located on Kazakhstan’s internet sites. Uranium mining companies may also conduct procurement of certain limited goods, works and services by applying other methods or on commodity exchanges.

Subsoil users are also required to develop annual and mid-term (for five financial years) procurement programs based on the work program and respective budget.

Prior to 2018, JV Inkai followed the statutory procedures prescribed by the Subsoil Code. After 2018, as an entity with more than 50% of voting shares directly or indirectly belonging to Samruk Kazyna National Wealth Fund, JV Inkai has been following Samruk Kazyna procurement procedures that generally are more prescriptive than the procedures in the Subsoil Code.

Local Content

The Subsoil Code imposes local content requirements for works, services and employees.

The RUC imposes local content requirements on JV Inkai with respect to employees, goods, works and services. As such, at least 40% of the costs of the acquired goods and equipment, 90% of contract works and 100%, 70% and 60% of employees, depending on their qualifications (workers, engineers, and management, respectively), must be of local origin. Effective January 1, 2021, under Kazakhstan law this local content requirement ceased to apply to goods procured by JV Inkai.

Strategic Deposits

On August 13, 2009, a governmental resolution “On Determination of the List of Subsoil (Deposit) Areas having Strategic Importance” No. 1213 came into force whereby 231 blocks, including all three of JV Inkai’s blocks, were prescribed as strategic deposits. The Kazakhstan government re-approved this list in 2011 by its decree No. 1137, and in 2018 by its decree No. 389, which still included JV Inkai’s blocks.

Under the Subsoil Code, if a subsoil user’s actions in the performance of subsoil use operations with respect to strategic deposits result in a change to the economic interests of the Republic of Kazakhstan which create a threat to national security, the Competent Authority is entitled to require an amendment to the RUC for the purpose of restoring the economic interests of the Republic of Kazakhstan. The Subsoil Code prescribes strict deadlines for the parties to negotiate and execute any such required amendments and failure to comply with such deadlines entitles the Competent Authority to terminate the RUC unilaterally.

The Subsoil Code also allows the Competent Authority, upon a decision of the government of the Republic of Kazakhstan, to unilaterally terminate a resource use contract if it determines that the subsoil use operations conducted thereunder will result in a change in the economic interests of Kazakhstan, which create a threat to national security. In such circumstances, the Competent Authority must provide not less than two months prior notice of such termination. The Competent Authority has the right to unilaterally terminate a resource use contract without having to apply to a court or arbitration panel for termination.

The basis for exercise by the Competent Authority of any of these powers is a “change in the economic interests of the Republic of Kazakhstan which creates a threat to national security”, which might be interpreted broadly.

Moreover, this right of unilateral termination applies retroactively to old resource use contracts.

Decommissioning

The decommissioning regulations have been changed by the Subsoil Code. The general provisions related to decommissioning have been modified and special provisions on decommissioning of uranium fields have been introduced. The transitional provisions of the Subsoil Code preserve the decommissioning fund mechanism applicable to the RUC and accordingly, JV Inkai continues to rely upon its existing decommissioning fund.

Uranium Specific Regulations

In addition to the general provisions described above, the Subsoil Code differentiates uranium from the rest of solid minerals and provides an additional, distinct set of rules to govern uranium mining specifically. The Subsoil Code provides that a uranium deposit is granted for mining to a uranium national company (a joint stock company created by the government of Kazakhstan’s decree and controlling stock of which belongs to the state or national management fund and conducting activities in uranium sphere) on the basis of direct negotiations. Currently, the uranium national company is Kazatomprom. The Subsoil Code does not envisage that such direct negotiations can be initiated by persons other than national companies. It follows then that new subsoil use rights for uranium mining can only be granted to a national company.

The Subsoil Code further stipulates that a subsoil use right for uranium mining (or a share in such subsoil use right) granted to a uranium national company on the basis of direct negotiations may only be further transferred to a legal entity in which more than 50% of the shares (participating interests) belong directly or indirectly to a uranium national company. Such a transferee, in turn, may only transfer the subsoil use right (or share in the subsoil use right) to a legal entity in which more than 50% of the shares (participating interests) belong directly or indirectly to a uranium national company.

The uranium special rules also regulate issues of termination of the uranium subsoil use right, provision of a uranium deposit and its extension/reduction, conditions, and periods of mining and project and design documents. The Subsoil Code does not generally establish a retroactive effect for these special uranium rules, subject to a few exceptions (for example, uranium contract termination provisions now apply retroactively).

Currency Control Regulations

Pursuant to the current Law of the Republic of Kazakhstan on Currency Regulation and Currency Control (the “Currency Control Law”), Kazakh legal entities (other than Kazakh banks) undertake purchasing and/or selling of foreign currency (a) through their bank accounts opened with Kazakh banks and (b) in accordance with the rules on carrying out currency operations in Kazakhstan.

Kazakh resident legal entities (except Kazakh banks) can buy non-cash foreign currency for the national currency for the purposes not related to the fulfillment of obligations in foreign currency on the same business day in an amount not exceeding the equivalent of US$50,000. The purposes not related to fulfilment of obligations in foreign currency include transfer of foreign currency to own accounts in foreign banks, gratuitous transfers of money in foreign currency, as well as crediting and transfer of foreign currency to own accounts in local banks.

A Kazakh resident (except Kazakh banks), when applying for the purchase of non-cash foreign currency for national currency in an amount exceeding the equivalent of US$50,000, shall indicate the purpose of the purchase and provide a copy of the currency contract, as well as an invoice or other payment document.

Pursuant to the Currency Control Law, the Kazakhstan Government is entitled to introduce “measures for protection of payment balance”, i.e. a special currency regime. These measures can be established when there is a serious threat to the stability of (i) the payment balance, (ii) the internal currency market and (iii) the economic security of the Republic of Kazakhstan – provided that these events cannot be resolved by other economic policy measures.

The measures for protection of payment balance must comply with international treaties ratified by the Republic of Kazakhstan, if and when such treaties entered into within the framework of participation in international associations (organisations) (e.g., Eurasian Economic Community). Such measures must be temporary and should be canceled when the circumstances (events) that led to their introduction are eliminated.

In theory, measures for protection of payment balance may potentially prevent Kazakhstan companies, like JV Inkai, from inter alia paying dividends to their participants abroad or repatriating any or all of its profits in foreign currency. JVI can hold USD on its accounts as needed, and buy foreign currency to pay dividends in case of shortage.

The RUC grants JV Inkai a measure of protection from currency control regulations, granting it the right to freely transfer funds, in state and other currencies, inside and outside Kazakhstan.

Operating, capital costs and economic analysis

Capital costs for Inkai are estimated to be $1.476 billion over the remaining life of the current mineral reserves. The remaining capital costs, as of January 1, 2024, includes $1.196 billion for wellfield development, $95 million for construction and expansion, and $186 million for sustaining capital. The cost estimates are on a 100% basis with a currency exchange rate assumption of 365 Kazakhstan Tenge to $1.00 Cdn. All cost projections are stated in constant 2024 Canadian dollars and assume the throughput from the production schedule for the current mineral reserves estimates.

For the period from 2024 to mid-2045, capital cost estimates have increased by 106% compared to the prior technical report for Inkai. The majority of the increase relates to wellfield development activities with increased drilling tariffs and higher costs for sulphuric acid and other materials.

Capital for construction and expansion is heavily weighted to 2024 to 2027 due to the capital required for the ramp-up and expansion projects, as well as upgrades planned for existing facilities.

Operating expenditures for ISR mining, surface processing, site administration and corporate overhead are estimated to be $12.66 per pound of U3O8 over the remaining life of the mineral reserves. The prior technical report for Inkai showed estimated operating costs to be $9.55 per pound U3O8. Major contributors to the increased operating costs are adjustments to remuneration programs, higher cost for production materials and electricity, increased transportation costs, and other inflationary factors.

The table below shows the annual capital cost estimate for Inkai from 2024 to mid-2045.

Capital Costs ($Cdn M)	2024	2025	2026	2027	2028	2029	2030	2031	2032
Total wellfield development	$52.2	$61.1	$60.3	$60.3	$61.0	$62.7	$54.3	$59.8	$56.3
Construction and expansion capital	9.0	7.6	29.3	5.1	3.2	2.8	2.7	2.5	2.0
Sustaining capital	8.7	9.2	8.2	8.4	8.0	8.6	9.3	8.6	8.6
Total Capital Costs	$70.0	$77.9	$97.8	$73.8	$72.1	$74.1	$66.3	$71.0	$66.9

2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	Total
$59.9	$49.5	$57.0	$58.1	$58.6	$54.8	$51.5	$49.6	$51.6	$50.7	$55.0	$48.2	$23.0	$1,195.5
2.7	2.1	2.8	2.1	2.2	2.8	2.2	2.9	2.3	2.3	2.4	2.4	1.2	94.6
8.6	8.6	8.6	8.6	8.6	8.6	8.6	8.6	8.6	8.6	8.6	8.6	4.3	185.8
$71.3	$60.2	$68.4	$68.9	$69.4	$66.3	$62.4	$61.2	$62.5	$61.6	$66.0	$59.2	$28.5	$1,475.9

Operating costs for Inkai are estimated to be $12.66 per pound of U3O8 over the remaining life of the current mineral reserves. The operating cost projections have incorporated the production sequence and pattern design of the wellfields along with past production experience to determine the estimated annual expenditures. Estimated operating expenditures, excluding taxes and royalties, for ISR mining, surface processing, site administration and corporate overhead for Inkai from 2024 to mid-2045 are shown in the table below.

Operating Costs ($ Cdn M)	2024	2025	2026	2027	2028	2029	2030	2031	2032
Site administration	$25.2	$32.2	$34.5	$32.1	$32.2	$32.3	$33.2	$33.1	$33.0
Mining costs	35.2	46.9	46.3	46.2	46.1	46.3	46.4	45.3	46.9
Processing costs	14.0	17.5	19.8	19.0	19.0	19.0	18.6	18.5	18.4
Corporate overhead	32.6	28.6	30.5	30.4	30.3	30.4	29.3	29.3	29.3
Total Operating Cost	$107.0	$125.1	$131.0	$127.6	$127.6	$128.1	$127.6	$126.2	$127.7
Total Operating Cost ($Cdn/lb)	$13.90	13.37	$12.60	$12.27	$12.27	$12.31	$12.27	$12.14	$12.28

2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	Total
$33.0	$32.9	$32.8	$32.4	$30.7	$30.8	$31.1	$31.2	$31.5	$31.3	$30.9	$31.3	$15.2	$682.8
46.1	47.4	46.3	49.0	44.5	45.4	44.7	46.1	45.0	46.8	46.1	49.0	23.4	985.3
18.6	18.6	18.6	18.4	17.6	17.7	17.9	18.0	18.3	18.2	17.9	18.3	9.1	391.0
29.3	29.3	29.3	29.0	27.6	27.7	28.2	28.4	28.8	28.7	28.3	28.9	14.3	628.7
$126.9	$128.2	$127.0	$128.9	$120.4	$121.6	$122.0	$123.7	$123.6	$125.0	$123.2	$127.5	$61.9	$2,687.9
$12.20	$12.33	$12.21	$12.71	$13.53	$13.50	$12.91	$12.90	$12.44	$12.64	$13.01	$12.71	$12.83	$12.66

The economic analysis is undertaken from the perspective of JV Inkai and is based on JV Inkai’s share (100%) of Inkai mineral reserves. The economic analysis assumes that 85% of these reserves are recoverable as saleable yellowcake. The net cash flow incorporates the projected sales revenue from the estimated saleable yellowcake, less the related operating and capital cost, mineral extraction tax, and corporate income tax.

The economic analysis results in an after tax NPV (at a discount rate of 12%), for the net cash flows from January 1, 2024 to mid-2045, of $4.3 billion for JV Inkai mineral reserves. Using the total capital invested, along with the operating and capital cost estimates for the remainder of the mineral reserves, the after-tax IRR is estimated to be 26.9%.

An economic analysis with forecasts of annual cash flow from 2024 to mid-2045 is shown in the table below.

Economic Analysis ($ Cdn M)	2024	2025	2026	2027	2028	2029	2030	2031	2032
Production volume (000’s lbs U3O8)	7,696	9,360	10,400	10,399	10,399	10,399	10,399	10,399	10,399
Sales Revenue	$923.8	$1,170.8	$1,245.9	$1,148.5	$1,099.1	$1,074.4	$1,037.3	$1,037.3	$1,025.0
Operating Costs	107.0	125.1	131.0	127.6	127.6	128.1	127.6	126.2	127.7
Capital Costs	70.0	77.9	97.8	73.8	72.1	74.1	66.3	71.0	66.9
Mineral Extraction Tax	58.3	110.9	216.4	199.5	185.1	180.9	174.7	174.7	172.6
Corporate Income Tax	140.5	175.1	167.3	152.6	145.8	142.0	128.8	131.8	130.4
Net cash flow	$547.9	$681.7	$633.2	$594.9	$568.4	$549.2	$540.0	$533.6	$527.3

2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	Total
10,399	10,399	10,399	10,141	8,904	9,012	9,446	9,591	9,934	9,888	9,468	10,033	4,827	212,292
$1,049.7	$1,037.3	$1,025.0	$1,011.6	$898.8	$909.7	$964.7	$990.9	$1,026.3	$1,021.5	$978.1	$1,036.5	$498.7	$22,210.6
126.9	128.2	127.0	128.9	120.4	121.6	122.0	123.7	123.6	125.0	123.2	127.5	61.9	2,687.9
71.3	60.2	68.4	68.9	69.4	66.3	62.4	61.2	62.5	61.6	66.0	59.2	28.5	1,475.9
176.8	174.7	172.6	170.0	151.4	153.2	162.5	166.9	172.8	172.0	164.7	174.6	84.0	3,569.8
134.9	133.2	130.7	128.2	113.3	114.6	123.1	127.5	132.0	131.8	125.8	132.6	62.8	2,905.2
$539.8	$541.0	$526.2	$515.2	$444.3	$453.9	$494.8	$511.5	$535.3	$531.1	$498.4	$542.6	$261.5	$11,571.8

Exploration

Exploration Drilling

JV Inkai’s uranium exploration and delineation drilling programs in the MPP, Sat1 and Sat2 Areas were conducted by drilling vertical holes from surface. Delineation of the areas and their geological and geophysical features were carried out by drilling on a grid at a prescribed density of 3.2 to 1.6-kilometre line spacing and 200 to 50-metre hole spacing with coring. Additional information was obtained by further drilling at grids of 800 to 400 x 200 to 50 metres with coring and 200 to 100 x 50 to 25 metre grids, usually without core being recovered.

Vertical holes are drilled with a triangular drill bit for use in unconsolidated formations down to the target horizon, at which point the rest of the hole is cored. At the Inkai deposit, approximately 50% of all exploration holes are cored through the entire mineralized interval. Sampling, radiometric probing, hole deviation, geophysical and hole diameter surveys are done by site crews and experienced contractors.

The total number of holes drilled at Inkai is presented in the table below.

Type	Number of holes
Historical exploration – delineation (non-JV Inkai) 1976-1996	3,017
Block 3 delineation 2006-2016	1,003
Block 2 delineation 2016-2019	1,207
Pre-production drilling 2013-September 30, 2024	922
Total	6,149

Historical drilling information was relied upon to estimate Inkai’s original mineral resources and reserves for the MA Area.

Additional exploration and delineation work was completed in the Sat2 Area by JV Inkai from 2006 to 2016.

A delineation and infill drilling program was completed in the Sat1 Area, by JV Inkai from 2016 to 2018. The program was designed to refine the geological model to be used for resource estimation and classification of the area.

From 2013 to 2024, additional pre-production drilling was conducted within the MA Area to better establish the mineralization distribution and to support further development and wellfield design.

Sampling, analysis and data verification

The sampling, sample preparation, analyses and sample security used during the exploration and delineation programs followed the procedures and manuals which adhere to the requirements set out in the SRC guidelines.

Sampling and Analysis

Drill core is logged in log journals following the developed manuals and representative core samples are selected for the following analyses and tests: determination of the content of uranium, radium and associated elements; determination of bulk density, moisture content, porosity and acid-base balance of monolith rocks; determination of mineralization and host rock physical composition, grain size and carbonate content; and column leach tests for uranium leachability.

Detailed sampling procedures guide the sampling interval within the mineralization. Where core recoveries are greater than 70% and radioactivity is greater than 40 micro-roentgens per hour, core samples are taken at irregular intervals of 0.2 to 1.2 metres. Sample intervals also are differentiated by barren or low-permeability material. The average core sample length is 0.4 metre. The sampling is conducted from half the core divided along its axis. Core diameter is 60, 70 or 100 millimetres depending on depth. The required sample weight is determined based on the length of the samples and the diameters of the core sampled.

Sample preparation and assaying are done by Volkovgeology following SRC guidelines. When core samples are being analyzed for geochemistry, they are primarily analyzed for grain size and assayed for uranium, radium, thorium, potassium and carbonate content. On selected fence lines, a more extensive study of geochemistry is undertaken.

The core samples for uranium and radium determination are taken from representative intervals. Samples are ground down to pass 1.0 millimetre mesh size and are subsequently subdivided until the final representative weight of samples and duplicates is reached (0.2 kilogram) at the final division stage.

The laboratory tests for uranium and radium were performed by the Central Analytical Laboratory (“CAL”) of JSC Volkovgeology, located in Almaty. The laboratory was certified and licensed by the National Centre for Accreditation of the Republic of Kazakhstan to comply with the STRK ISO/IEC 17025-2007 standard, Certificate number KZ.I.02.1029. Volkovgeology is a subsidiary of Kazatomprom, which is part owner of JV Inkai. The uranium content was determined by using X-ray fluorescence spectrum analysis while the radium content was determined through gamma-X-ray spectrum analysis. Assays from core sampling are only used for gamma probing correlation and radioactive disequilibrium determination purposes.

Additional duplicate samples are collected by a different sampler from the second half of the core split for quality control purposes.

Sample Security

JV Inkai’s current sampling process follows the strict regulations imposed by the Kazakhstan government, and includes the highest level of security measures, quality assurance and quality control. With respect to historical Kazakhstan exploration on the MA Area, Cameco has been unable to locate the documentation on sample security. However, based on the rigorous quality assurance and quality control used in other areas of sampling, the regulations imposed by the Kazakhstan government and comparisons against current data, Cameco believes that the security measures taken to store and ship samples were of the highest quality.

Quality Control

In order to ensure the assay accuracy and reliability for the purposes of correlation with gamma probing and disequilibrium determination for resource estimation, the following quality controls were carried out:

•

Source materials for logging calibration are used to test the probing equipment on a quarterly basis. The variation in gamma logging results cannot exceed +/- 5% grade-thickness, and the variation in recording electrical logging parameters does not exceed +/- 7%. Results falling outside acceptable tolerances are reviewed.

•

Further comparisons have been made between gamma logging data and neutron logging data to confirm the absence of systematic errors. Prompt fission neutron logging, a direct measurement method for determining uranium content, was performed for a number of drillholes as a check against gamma radioactivity-determined uranium grades, which provides an indirect measure of uranium content.

•	Resulting equivalent U3O8 grades are checked against the chemical assay results.

•

Internal laboratory control of the uranium and the radium grade determination is performed by comparing the results of the sample against its blind duplicate. The mean square error between sample and duplicate is calculated by measuring the deviation to ensure it stays within the prescribed limits. The number of control samples was approximately 9% of all samples for uranium and approximately 6% of all samples for radium.

•

Internal inter-method control of assays for uranium and radium were performed in the form of checks between the results of the X-ray fluorescence analysis for uranium against the results of wet chemical analyses conducted by CAL. The results of radium determination were checked against the results of radiochemical analyses also conducted by CAL. The number of control samples was approximately 12% of all samples for uranium and radium.

•

External (inter-laboratory) controls for the uranium and radium assays were carried out at the VIMS laboratory in Moscow, Russia, Nevskoe PGO laboratory in Saint-Petersburg, Russia and Kyzyltepageologiya Laboratory in Navoi, Uzbekistan. The number of control samples was approximately 3% of all samples for uranium and radium.

Data Verification

Sampling and analysis procedures used for the MPP Area resource estimate were examined by both Cameco geoscientists and an independent consultant and found to be detailed and thorough. The relationship between radioactive readings and calculated radium grades obtained from the use of the method was studied in detail at that time, showing a good relationship between radioactivity and radium grade in most locations.

All of the drillhole information in use at Inkai is provided to Cameco upon request. The current database has been validated a number of times by geoscientists with JV Inkai, JSC Volkovgeology, the SRC, Two Key LLP, and Cameco geoscientists. Correlation on grade-thickness from radioactivity and from radium grade (and its subsequent conversion to uranium grade based on radium-uranium equilibrium) has been reviewed by Cameco geoscientists and found to be accurate and reliable. Cameco geoscientists have witnessed or reviewed drilling, core handling, radiometric probing, logging, sampling processes and facilities used at the Inkai mine and consider the methodologies to be satisfactory and the results representative and reliable.

Mineral Processing and Metallurgical Testing

The ISR mining method at Inkai uses a sulphuric acid-based lixiviant. The resulting UBS is processed at the MPP, Sat1 and Sat2 to obtain eluate which is further processed at the MPP to currently produce uranium peroxide yellowcake.

Exploration at Inkai started in the late 1970’s involving sampling, assaying and mineralogical studies at Blocks 1, 2 and 3. Standardized column leach tests on composite samples were performed to measure average uranium UBS grades and levels of acid consumption. Uranium recoveries approaching 85% or greater were achieved with all samples.

A pilot test, using the ISR mining method, was performed in the northeast area of Block 1 starting in December 1988. The pilot leach test in Block 2 started in 2002 and was completed in 2006 while the pilot leach test in Block 3 was initiated in 2015 and completed in 2017.

Commercial production at MPP and Sat1 and Sat2 started in 2009, 2010 and 2018 respectively.

There are three processing facilities on the MA Area: the MPP, Sat1 and Sat2. Since the MPP, Sat1 and Sat2 processing plants have been in commercial production for a significant period, validating the test work results, Cameco has determined that the metallurgical test results for these three operating process circuits are no longer significant or relevant in regard to forming the basis of future recovery assumptions and estimates.

Mineral Resource and Mineral Reserve Estimates

The estimated mineral resources and reserves at Inkai are located in the MA Area. The preparation of the resource models and estimates followed SRC guidelines. The estimates were done using the grade x thickness area average estimation method where the estimated variable is the uranium grade multiplied by the thickness of the interval, and using averages for the blocks.

The current mineral resources and reserves estimates are based on 3,800 surface drillholes.

Summaries of the estimated mineral resources and mineral reserves for Inkai, with an effective date of September 30, 2024, are shown in the tables below. Cameco’s share of uranium in the mineral resources and mineral reserves is based on its ownership interest in JV Inkai (40%).

Summary of Mineral Resources

Category	Total tonnes (x 1,000)	Grade % U3O8	Total M Lbs U3O8	Cameco’s share M Lbs U3O8
Measured	75,923.1	0.03	58.2	23.3
Indicated	63,488.4	0.02	34.5	13.8
Total Measured & Indicated	139,411.5	0.03	92.7	37.1
Inferred	33,742.2	0.03	22.3	8.9

Notes:

1.	Cameco reports mineral reserves and mineral resources separately. Reported mineral resources do not include amounts identified as mineral reserves. Totals may not add up due to rounding.
2.	Mineral resources that are not mineral reserves do not have demonstrated economic viability and/or are outside the term of the current RUC ending in mid-2045.
3.	Cameco’s share is 40% of total mineral resources.
4.

Inferred mineral resources are estimated using limited geological evidence and sampling information. We do not have enough confidence to evaluate their economic viability in a meaningful way. You should not assume that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource, but it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.

5.

Reasonable expectation for eventual economic extraction of the mineral resources is based on a uranium price of US$62 per pound U3O8, anticipated exchange rates, mining and process recoveries, production costs, royalties and mineralized area tonnage, grade, and spatial continuity considerations.

6.

Mineral resources have been estimated at minimum grade-thickness cut-offs per hole of 0.047 m% U3O8 for the MPP Area and 0.071 m% U3O8 for the Sat1 and Sat2 Areas, with the GT area average method using 2-dimensional block models.

7.	The geological model used for Inkai involves geological interpretations on section and plan derived from surface drillhole information.
8.	Mineral resources have been estimated with no allowance for mining recovery but include some allowances for dilutive material expected under leaching conditions.
9.	Mineral resources were estimated based on the use of the ISR extraction method.

Other than the risk associated with the duration of the RUC term, there are no known environmental, permitting, legal, title, taxation, socio-economic, political, marketing or other relevant factors that could materially affect the above estimate of mineral resources.

Summary of Mineral Reserves

Category	Total tonnes (x 1,000)	Grade % U3O8	Total M Lbs U3O8	Cameco’s share M Lbs U3O8
Proven	277,232.9	0.03	203.6	81.4
Probable	90,850.8	0.03	50.0	20.0
Total Reserves	368,083.7	0.03	253.6	101.5

Notes:

1.	Cameco reports mineral reserves and mineral resources separately. Totals may not add up due to rounding.
2.	Total pounds U3O8 are those contained in mineral reserves and are not adjusted for the estimated metallurgical recovery of 85%.
3.	Cameco’s share is 40% of total mineral reserves.

4.	Mineral reserves have been estimated at a grade-thickness cut-off of 0.13 m% U3O8 using the GT area average method on a block basis.
5.	Mineral reserves have been estimated based on the use of the ISR extraction method.
6.	Mineral reserves have been estimated with an average allowance of 40% dilution at 0% U3O8, representing the rock volume contacted by the lixiviant.
7.	Mineral reserves were estimated based on existing or planned wellfield patterns required to achieve production varying between 7.7 to 10.4 million pounds U3O8 per year within the term of the RUC.
8.	An average uranium price of US$54 per pound U3O8 with exchange rates of $1.00 US=$1.26 Cdn and $1.00 US=450 Kazakhstan Tenge was used to estimate the mineral reserves.

Risks to the mineral reserve estimate include the risk of changes to the duration of the RUC term. Other than the foregoing risk, there are no known mining, metallurgical, infrastructure, permitting or other relevant factors that could materially affect the above estimate of mineral reserves.

Risks

Production Variance to RUC

Based on Kazatomprom’s announcement on February 1, 2024, 2024 production in Kazakhstan was expected to remain approximately 20% below the level stipulated in subsoil use agreements, primarily due to the sulphuric acid shortage in the country and delays in development of new deposits.

JV Inkai’s target for production in 2024 was 8.3 million pounds of U3O8 (100% basis). However, this target was tentative and contingent upon receipt of sufficient quantities of sulphuric acid and on a specified schedule. JV Inkai is forecasting that the 2024 production volume will decrease by more than 20% of the original RUC approved production amount of 10.4 million pounds, as maximum 2024 production is now expected to be approximately 7.7 million pounds.

The Subsoil Code permits subsoil users to deviate by up to 20% from the approved production volumes without changing their project documents. As noted, JV Inkai is expected to produce uranium below this allowance in 2024. However, JV Inkai is still expected to meet its financial obligations under the RUC for 2024. There is a risk that the Competent Authority may require JV Inkai to update its project documents and work program and/or catch up production. Cameco does not expect that this underproduction in 2024 will result in the RUC being suspended or terminated. However, there can be no certainty that future uranium production deficits will not cause the validity of JV Inkai’s RUC to be challenged.

Risk of Corruption

Based on Kazakhstan’s ranking as 93 out of 180 on the 2023 Transparency International Corruption Index, corruption remains an issue in the country. Having assessed Cameco’s and JV Inkai’s exposure to corruption in Kazakhstan, it was concluded that the risk of JV Inkai and Cameco violating applicable laws prohibiting corrupt activities (including Corruption of Foreign Public Officials Act (Canada) and the United States Foreign Corrupt Practices Act of 1977) are mitigated by JV Inkai’s controls relating to such risks, including JV Inkai’s Code of Conduct and Ethics, Business Conduct Policy, Anti-Bribery and Anti-Fraud Policy and Anti-corruption Compliance Manual and Cameco’s controls relating to such risks, including Cameco’s Code of Conduct and Ethics and Global Anti-corruption Program.

There can be no assurance, however, that corruption will not indirectly affect or otherwise impair JV Inkai’s or Cameco’s ability to operate in Kazakhstan and effectively pursue its business plan in that country. The failure of the government of Kazakhstan to continue to fight corruption or the perceived risk of corruption in Kazakhstan could have a material adverse effect on the local economy. Any allegations of corruption in Kazakhstan or evidence of money laundering could adversely affect the country’s ability to attract foreign investment and may have an adverse effect on its economy which in turn could have a material adverse effect on JV Inkai’s and

Cameco’s business, results of operations, financial condition and prospects. Additionally, JV Inkai and Cameco are subject to competition with companies from countries that are not subject to or do not follow Canadian, United States or similar laws and regulation with respect to anti-corruption or bribery.

CONSOLIDATED CAPITALIZATION

The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization of the Company since the date of the Company’s most recently filed financial statements, including, as required, any material change, and the effect of such material change, that will result from the issuance of Securities pursuant to such Prospectus Supplement.

There have been no material changes in our share and loan capital, on a consolidated basis, since the date of our most recently filed Unaudited Interim Consolidated Financial Statements as at and for the three- and nine-month periods ended September 30, 2024 and 2023.

USE OF PROCEEDS

Specific information about the use of net proceeds from an offering of Securities will be set forth in the applicable Prospectus Supplement relating to that offering of Securities.

EARNINGS COVERAGE RATIOS

The applicable Prospectus Supplement will provide, as required, the earnings coverage ratios with respect to an issuance of First Preferred Shares, Second Preferred Shares or Debt Securities pursuant to such Prospectus Supplement.

DESCRIPTION OF SHARE CAPITAL

Our authorized share capital consists of an unlimited number of First Preferred Shares without nominal or par value, issuable in series (none of which are outstanding); an unlimited number of Second Preferred Shares without nominal or par value, issuable in series (none of which are outstanding); an unlimited number of Common Shares without nominal or par value, of which, at November 8, 2024, 435,188,572 Common Shares were outstanding as fully paid and non-assessable shares; and one Class B Share (the “Class B Share”) which is outstanding as a fully paid and non-assessable share. In addition, as of November 8, 2024, there were stock options outstanding to acquire 383,469 Common Shares pursuant to our stock option plan. Our Articles contain provisions imposing restraints on the issue, transfer and ownership of our voting securities. See “Restrictions on Ownership and Voting” below. The following is a summary of the material provisions attaching to these classes of shares.

Common Shares

Subject to the limitations described below, the holders of our Common Shares are entitled to one vote per Common Share on all matters to be voted on by the shareholders at any meetings of shareholders (other than at meetings of only holders of some other class or series), and are entitled to receive such dividends as may be declared by our board of directors. The Common Shares are subordinate to the rights of the holders of each series of the First Preferred Shares and Second Preferred Shares that may be outstanding as to payment of dividends and to the distribution of assets in the event of our liquidation, dissolution or winding up or any other distribution of our assets among shareholders for the purpose of winding up our affairs. The holders of our Common Shares have no pre-emptive, redemption, purchase or conversion rights in respect of such shares. Except as described under “Restrictions on Ownership and Voting” below, non-residents of Canada who hold Common Shares have the same rights as shareholders as residents of Canada.

Class B Share

The holder of the Class B Share, the Province of Saskatchewan (the “Province”), is entitled to receive notice of and to attend all meetings of shareholders including meetings of any class or series thereof but does not have the right to vote at any such meeting other than a meeting of the holder of the Class B Share as a class. The holder of the Class B Share does not have the right to vote separately as a class, except on any proposal to: (i) amend Part I of Schedule B of the Articles; (ii) amalgamate that would affect an amendment to Part I of Schedule B of the Articles; or (iii) amend the Articles so as to alter the rights attached to the Class B Share. Part I of Schedule B of the Articles provides that (A) our registered office and head office operations must be located in the Province, (B) all of our executive officers (vice-chair of the board, chief executive officer, chief operating officer, chief financial officer and president), except for the chair of our board, and substantially all of our senior officers (vice presidents) must be ordinarily resident in the Province, and (C) all annual meetings of our shareholders must be held at a place in the Province. The holder of the Class B Share is entitled to request and receive information from us for the purpose of determining whether the provisions of Part I of Schedule B of the Articles are being complied with. The holder of the Class B Share does not have the right to receive any dividends declared by us. Subject to the prior rights of each series of First Preferred Shares and Second Preferred Shares, the holder of the Class B Share ranks equally with holders of our Common Shares with respect to the distribution of assets in the event of our liquidation, dissolution or winding up. The holder of the Class B Share has no pre-emptive, redemption, purchase or conversion rights in respect of such share. The Class B Share is non-transferable.

First Preferred Shares

The First Preferred Shares are issuable from time to time in one or more series and our board of directors may determine by resolution the number of shares in, and the designation, rights, privileges, restrictions and conditions attaching to, each series. The First Preferred Shares of each series will rank equally with the shares of every other series of First Preferred Shares and prior to the Second Preferred Shares, the Common Shares and the Class B Share with respect to the payment of dividends and the distribution of our assets in the event of liquidation, dissolution or winding up and may carry voting rights.

Second Preferred Shares

The Second Preferred Shares are issuable from time to time in one or more series and our board of directors may determine by resolution the number of shares in, and the designation, rights, privileges, restrictions and conditions attaching to, each series. The Second Preferred Shares of each series will rank equally with the shares of every other series of Second Preferred Shares and prior to the Common Shares and the Class B Share with respect to the payment of dividends and the distributions of our assets in the event of liquidation, dissolution or winding up and may carry voting rights.

Restrictions on Ownership and Voting

Limits on the Holdings of Residents and Non-Residents of Canada

The Articles, pursuant to the requirements of the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada), as amended (the “ENL Reorganization Act”), contain provisions imposing constraints on the issue, transfer and ownership, including joint ownership, of our voting securities so as to prevent both residents and non-residents of Canada from owning or controlling more than a specified percentage of voting securities. The constraints affect our Common Shares.

Specifically, no resident of Canada, alone or together with associates, may hold, beneficially own or control, directly or indirectly, other than by way of security only or for purposes of distribution by an underwriter, voting securities to which are attached more than 25% of the votes that may ordinarily be cast to elect our directors. Similarly, no non-resident of Canada, alone or together with associates, may hold, beneficially own or control, directly or indirectly, other than by way of security only or for purposes of distribution by an underwriter, voting securities to which are attached more than 15% of the votes that may ordinarily be cast to elect our directors. Further, the votes attaching to our securities held, beneficially owned or controlled, directly or indirectly, by all non-residents of Canada together, and cast at any meeting of our shareholders will be counted and pro-rated collectively to limit the proportion of votes cast by non-residents to no more than 25% of the total number of votes cast by the shareholders at that meeting. We limit the counting of votes cast by non-residents of Canada at our annual shareholder meeting to abide by this restriction, which has resulted in non-residents of Canada receiving less than one vote per share.

Enforcement

In order to give effect to such constraints, the Articles contain provisions for the enforcement of the restrictions relating to ownership and voting by residents and non-residents of Canada described above, including provisions for suspension of voting rights, forfeiture of dividends and other distributions to shareholders, prohibitions against the issue and transfer of securities, requiring such shareholder to sell or dispose of shares and suspension of all remaining shareholders’ rights.

The provisions allow us to require holders, proposed transferees or other subscribers for voting securities and certain other persons to furnish shareholder declarations as to residence, ownership of voting securities and certain other matters relative to the enforcement of the restrictions. Nominees such as banks, trust companies, securities brokers or other financial institutions who hold the shares on behalf of beneficial shareholders need to make the declaration on their behalf. We are precluded from issuing or registering a transfer of any voting securities where a contravention of the resident or non-resident ownership restrictions would result.

If and when we have reason to believe, whether through shareholder declarations filed with us or our books and records or those of our registrar and transfer agent or otherwise, that voting securities are held by a shareholder in contravention of the resident or non-resident ownership restrictions, we have the power to suspend all rights of the shareholder in respect of all securities held, other than the right to transfer them, not earlier than 30 days after first sending of notice to the shareholder, unless the voting securities so held have been disposed of by the shareholder and we have been so advised.

Other Restrictions

The ENL Reorganization Act places certain other restrictions on us, including prohibition against applying for continuance in another jurisdiction and a prohibition against our enacting articles of incorporation or by-laws containing provisions inconsistent with the provisions included in the ENL Reorganization Act. The ENL Reorganization Act provides that the Articles must contain restrictions on us including a prohibition against our creating restricted shares (generally a participating share containing restrictive voting rights) and the requirement that we maintain our registered office and head office operations within the Province.

The Saskatchewan Mining Development Corporation Reorganization Act also requires us to maintain our registered office and head office operations (generally all executive, corporate planning, senior management, administrative and general management functions) within the Province.

PLAN OF DISTRIBUTION

The plan of distribution with respect to an offering of Securities under this Prospectus will be described in the Prospectus Supplement for the applicable distribution of Securities.

PRIOR SALES

Prior sales of the Securities, as applicable, will be described in the Prospectus Supplement relating to the specific issuance of Securities.

TRADING PRICE AND VOLUME

Trading prices and volume of the Securities, as applicable, will be described in the Prospectus Supplement relating to the specific issuance of Securities.

RISK FACTORS

Prospective purchasers of Securities should consider carefully the risk factors contained in and incorporated by reference in this Prospectus (including subsequently filed documents incorporated by reference), including the risk factors described under the heading “The Company – Inkai Technical Report – Risks” in this Prospectus, the risk factors section contained in the Company’s most recently filed annual information form and the Company’s most recently filed annual management’s discussion and analysis as well as any risk factors discussed in any quarterly management’s discussion and analysis for the current year, and those described in a Prospectus Supplement relating to a specific offering of Securities.

Discussions of certain risks affecting the Company in connection with its business are provided in the Company’s annual disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in this Prospectus.

CERTAIN INCOME TAX CONSEQUENCES

Prospective purchasers of Securities may be subject to tax consequences in Canada and abroad in respect of their acquisition, holding and/or disposition of Securities. The applicable Prospectus Supplement may describe certain Canadian federal income tax considerations generally applicable to investors described therein of the acquisition, ownership and disposition of any Securities offered thereunder, including, the Canadian income and/or withholding tax consequences applicable to investors who are non-residents of Canada. The applicable Prospectus Supplement may also describe certain U.S. federal income tax considerations generally applicable to investors described therein who are U.S. persons (within the meaning of the United States Internal Revenue Code of 1986, as amended) of the acquisition, ownership and disposition of any Securities offered thereunder. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement relating to a specific offering of Securities, certain legal matters relating to Canadian law in connection with the offering of the Securities will be passed upon on behalf of the Company by McCarthy Tétrault LLP and certain legal matters relating to United States law in connection with the issue and sale of the Securities will be passed upon on behalf of the Company by Covington & Burling LLP. As at the date hereof, partners and associates of McCarthy Tétrault LLP own beneficially, directly or indirectly, less than 1% of any outstanding class of securities of the Company. In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents with respect to matters of Canadian and, if applicable, United States law.

INTERESTS OF EXPERTS

The scientific and technical information relating to the Company’s McArthur River operation described in this Prospectus has been approved by Gregory M. Murdock, P. Eng. and/or Daley McIntyre, P. Eng., and such information that is incorporated into this Prospectus by reference as of the date hereof was prepared by or under the supervision of or approved by Biman Bharadwaj, P. Eng., Daley McIntyre, P. Eng., Gregory M. Murdock, P. Eng., and/or Alain D. Renaud, P. Geo., as described in the applicable document incorporated into this Prospectus by reference.

The scientific and technical information relating to the Company’s Cigar Lake operation described in this Prospectus has been approved by Kirk Lamont, P. Eng. and such information that is incorporated into this Prospectus by reference as of the date hereof was prepared by or under the supervision of or approved by Biman Bharadwaj, P. Eng., Scott Bishop, P. Eng., Alain D. Renaud, P. Geo., Lloyd Rowson, P. Eng., and/or Kirk Lamont, P. Eng., as described in the applicable document incorporated into this Prospectus by reference.

The scientific and technical information relating to the Company’s Inkai operation described in this Prospectus has been approved by C. Scott Bishop, P. Eng., Sergey Ivanov, P. Geo., and Alain D. Renaud, P. Geo. and such information was prepared by or under the supervision of or approved by C. Scott Bishop, P. Eng., Sergey Ivanov, P. Geo., and/or Alain D. Renaud, P. Geo., as described under “The Company – Inkai Technical Report”.

Each of the individuals referenced above is a “qualified person” as such term is defined in NI 43-101 and is an employee of the Company or of one of our associates or affiliates. None of the individuals referenced above received or will receive a direct or indirect interest in our property or in the property of any of our associates or affiliates. As at the date hereof, each of the individuals referenced above beneficially owns, directly or indirectly, less than 1% of any outstanding class of our securities.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Cameco are KPMG LLP, River Centre, 500, 475 – 2nd Avenue South, Saskatoon, Saskatchewan S7K 1P4. KPMG LLP has confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

The transfer agent and registrar for the Common Shares is TSX Trust Company in Canada at its principal office in Toronto, Ontario and Equiniti Trust Company, LLC in the U.S. at its principal office in Ridgefield Park, New Jersey.

AGENT FOR SERVICE OF PROCESS IN CANADA

Kathryn (Kate) Jackson, a director of the Company, and Sergey Ivanov, P. Geo., a “qualified person” within the meaning of NI 43-101, each reside outside of Canada, and each has appointed Cameco Corporation, 2121 – 11th Street West, Saskatoon, Saskatchewan S7M 1J3, as their agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

ENFORCEMENT OF CERTAIN CIVIL LIABILITIES

The Company is incorporated under the laws of Canada and its principal place of business is in Canada. Most of the Company’s directors and officers, and some of the experts named in this Prospectus, are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside the U.S. The Company has appointed an agent for service of process in the U.S. but it may be difficult for holders of Securities who reside in the U.S. to effect service within the U.S. upon the Company or those directors, officers and experts who are not residents of the U.S. Investors should not assume that a Canadian court would enforce a judgment of a U.S. court obtained in an action against the Company or such other persons predicated on the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the U.S. or would enforce, in original actions, liabilities against the Company or such persons predicated on the U.S. federal securities laws or any such state securities or “blue sky” laws. The Company’s Canadian counsel has advised the Company that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. The Company cannot provide assurance that this will be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

The Company filed with the SEC, concurrently with the Registration Statement on Form F-10 of which this Prospectus forms a part, an Appointment of Agent for Service of Process on Form F-X. Under the Form F-X, the Company appointed Cristina Giffin, Power Resources, Inc., Smith Ranch-Highland Operation, 762 Ross Road, Douglas, Wyoming, USA, 82633 as its agent for service of process in the U.S. in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a U.S. court arising out of or relating to or concerning an offering of Securities under this Prospectus.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the registration statement of which this Prospectus forms a part: the documents referred to in “Documents Incorporated by Reference”; the consent of the auditors; the consents of the applicable engineers and geologists; the Trust Indenture, dated as of May 22, 2012, between Cameco and The Bank of New York Mellon, as trustee, and the statement of eligibility of The Bank of New York Mellon, as trustee, on Form T-1; and powers of attorney of the directors and officers of the Company. A copy of the form of any warrant indenture, subscription receipt agreement, or supplemental debt indenture, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.

WELL-KNOWN SEASONED ISSUER

On December 6, 2021, the securities regulatory authorities in each of the provinces and territories of Canada each independently adopted a series of substantively harmonized blanket orders, including General Order 44-501 – Exemption from Certain Prospectus Requirements for Well-known Seasoned Issuers of the Securities Division of the Financial and Consumer Affairs Authority of Saskatchewan (together with the equivalent local blanket orders in each of the other provinces and territories of Canada, collectively, the “WKSI Blanket Orders”), which came into force on January 4, 2022. This Prospectus has been filed by the Company in reliance upon the WKSI Blanket Orders, which permit “well-known seasoned issuers”, or “WKSIs”, to file a final short form base shelf prospectus as the first public step in an offering, and exempt qualifying issuers from certain disclosure requirements relating to such final short form base shelf prospectus. As of the date hereof, the Company has determined that it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders. The Company has determined that it does not qualify as a “well-known seasoned issuer” under the U.S. securities laws.

EXEMPTIONS

Pursuant to a decision of the Autorité des marchés financiers dated November 11, 2024, the Company was granted a permanent exemption from the requirement to translate into French this Prospectus as well as the documents incorporated by reference herein and any Prospectus Supplement to be filed in relation to an “at-the-market distribution”. This exemption is granted on the condition that this Prospectus and any Prospectus Supplement (other than in relation to an “at-the-market distribution”) be translated into French if the Company offers Securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market distribution”.